As filed with the Securities and Exchange Commission on October 26 , 2012

Securities Act File No. 333-174873

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 1

TRITON PACIFIC INVESTMENT CORPORATION, INC.

(Exact name of registrant as specified in charter)

10877 Wilshire Blvd., 12th Floor

Los Angeles CA 90024

(Address of principal executive offices)

(310) 943-4990

(Registrant’s telephone number, including area code)

Michael Carroll

Triton Pacific Investment Corporation

10877 Wilshire Blvd., 12th Floor

Los Angeles CA 90024

(Name and address of agent for service)

WITH A COPY TO:

Laurence S. Markowitz, Esq. Baker Hostetler LLP 45 Rockefeller Plaza New York, New York 10111 Tel: (212) 589-4291 Fax: (212) 589-4201

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.   ☒

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to section 8(a).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$300,000,000	$34,830

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION

Maximum Offering of 20,000,000 Shares of Common Stock

Minimum Offering: $2,500,000

Triton Pacific Investment Corporation, Inc.

Financing the Middle Market™

We are a newly-formed specialty finance company. We will primarily make debt and equity investments in small to mid-sized private U.S. companies either alone or together with other private equity sponsors. Our investment objective is to generate current income and long term capital appreciation. On completion of this offering, we will be an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended. Triton Pacific Adviser, LLC will serve as our investment adviser and TFA Associates, LLC will serve as our administrator. Each of these companies is affiliated with Triton Pacific Group, Inc., a private equity investment management firm, and its subsidiary, Triton Pacific Capital Partners, LLC, a private equity investment fund management company, each focused on debt and equity investments in small to mid-sized private companies.

This is our initial public offering. We are offering on a continuous basis up to 20,000,000 shares of our common stock. We will not sell any shares unless we raise gross offering proceeds of $2.5 million, all of which must be from persons who are not affiliated with us or Triton Pacific Adviser, which we reger to as the minimum offering requirement. Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent, City National Bank, in trust for our subscribers’ benefit, pending release to us. If we do not satisfy the minimum offering during the time period of the continuous offering, we will promptly return all funds in the escrow account (including interest). We will not deduct any fees or expenses if we return funds from the escrow account. We will file post-effective amendments to the registration statement of which this prospectus is a part, which will be subject to review by the Securities and Exchange Commission (or SEC), to allow us to continue this offering for at least two years. We have engaged Triton Pacific Securities, LLC as the Dealer Manager of our offering. The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.

We are offering our shares at an initial price of $15.00. If, however, our net asset value per share increases by more than 10%, we will increase the offering price so that, after deduction the sales load, it will be at least equal to our net asset value per share. Accordingly, persons who subscribe for shares in this offering must submit subscriptions for a certain dollar amount rather than a number of shares and, as a result, may receive fractional shares of our common stock. The minimum investment in shares of our common stock is $5,000. We will not place the proceeds of this offering in escrow pending our use of them.

We do not intend to list our shares on any securities exchange during the offering period nor for a substantial period thereafter and we do not expect any secondary market in our shares to develop for the foreseeable future As a result, you should not expect to be able to resell your shares regardless of how we perform and, if you are able to sell your shares, you are likely to receive less than your purchase price. We expect to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. We currently intend to seek a listing of our shares on a national securities exchange between five and seven years following the completion of this offering, or, if we believe that market conditions are then not suited for a listing, we will attempt to complete an alternative liquidity event. Accordingly you may be unable to sell your shares prior to at least 2018. There can be no assurance, however, that we will be able to obtain a listing or complete a liquidity event within such time frame. Should we not be able to do so within seven years following the completion of this offering, subject to the authority of our independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets. Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds. As a result of these factors, an investment in our shares is not suitable for investors who require short or medium term liquidity. See “Share Repurchase Program” and “Liquidity Strategy.”

An investment in our common stock is highly may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. In addition, the companies in which we will invest are subject to special risks. See “Risk Factors” beginning on page 2 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage. An investment in our shares is not suitable for all investors. See “Suitability Standards beginning on page 6. We intend to continue to issue share in this offering and, as a result, your ownership in us is subject to dilution. See “Risk Factors—Risks Relating to this Offering and Our Common Stock.”

This prospectus contains important information that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. Upon completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information about us with the SEC, as required. This information will be available free of charge by contacting us at 10877 Wilshire Avenue, 12th Floor, Los Angeles, CA 90024 or by telephone at (310) 943-4990 or on our website at www.tritonpacificinvestments.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at www.sec.gov that contains such information. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Min. Offering	Max. Offering
Price to the Public(1)	$15.00	$2,500,000	$300,000,000.00
Sales Load(2)	$1.50	$250,000	$30,000,000.00
Net Proceeds to Us (before expenses) (3)	$13.50	$2,250,000	$270,000,000.00

(1) Assumes all shares are sold at the initial offering price per share.

(2) The Sales Load includes a sales commission and a dealer manager fee which the Dealer Manager may re-allow to selling broker dealers.

(3) We estimate that the Company will incur approximately $125,000 (approximately 5% of the gross proceeds, assuming gross proceeds of $2.5 million sold at $15) if the minimum number of shares are sold and approximately $6,000,000 of expenses (approximately 2% of the gross proceeds), if the maximum number of shares are sold at $15 per share . Because you will pay a 10% sales load and the Company expects to pay offering expenses of 2% of offering proceeds (assuming the maximum amount of shares is sold), if you invest $100 in shares in this offering, only $88.00 will actually be invested in the Company.

The date of this prospectus is October 26 , 2012.

Triton Pacific Securities, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC to register a continuous offering of our shares of common stock. Periodically, as we make material investments or have other material developments, we will amend or supplement this prospectus to add, update or change the information in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, filing an amendment to the registration statement with the SEC if our net asset value per share increases by more than ten percent from our net asset value per share as of the effective date of this registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews any such amendment until it is declared effective.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we have filed with the SEC includes exhibits that provide more detailed descriptions of certain matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

You should rely only on the information contained in this prospectus. We have not, and our Dealer Manager has not authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus to reflect material changes only as and when required by law.

We and our Dealer Manager are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

For information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements in this prospectus are not historical facts, but rather are based on current expectations, estimates and projections about, us, our prospective portfolio investments, our industry and our assumptions. Forward-looking statements may include statements as to:

      our future operating results;

      our business prospects and the prospects of potential investments;

      the impact of the investments that we expect to make;

      the ability of our investments to achieve their objectives;

      our expected financings and investments;

      the adequacy of our cash resources and working capital; and

      the timing of cash flows, if any, from the operations of the companies in which we invest.

In addition, words such as “anticipate,” “believe,” “expect,” “intend,” “seeks,” “would” and “should” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements in this prospectus are not guarantees of future performance and involve risks, uncertainties and other factors, many of which will be beyond our control and difficult to predict. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

      changes in the economy, including changes in interest rates;

      risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters;

      future changes in laws or regulations and conditions in our operating areas;

      our dependence on key personnel of our Adviser; and

      our, and our Adviser’s, inexperience in operating a business development company.

Although we believe that the assumptions on which the forward-looking statements in this prospectus are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the statements based on those assumptions could be inaccurate. Accordingly, the inclusion of forward-looking statements in this prospectus should not be regarded as a representation that our plans and objectives will be achieved and you should not place undue reliance on those statements.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and, except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933.

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ABOUT THIS PROSPECTUS i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS ii

TABLE OF CONTENTS iii

PROSPECTUS SUMMARY 1

FEES AND EXPENSES 14

COMPENSATION OF OUR DEALER MANAGER AND INVESTMENT ADVISER 16

RISK FACTORS 19

ESTIMATED USE OF PROCEEDS 39

DISTRIBUTIONS 40

DISCUSSION OF THE COMPANY’S EXPECTED OPERATING PLANS 41

BUSINESS DEVELOPMENT COMPANY OVERVIEW 47

INVESTMENT OBJECTIVES AND POLICIES 49

MANAGEMENT 59

PORTFOLIO MANAGEMENT 62

INVESTMENT ADVISER AGREEMENT 63

ADMINISTRATIVE SERVICES 70

ADDITIONAL RELATIONSHIPS AND RELATED PARTY TRANSACTIONS 71

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS 72

DISTRIBUTION REINVESTMENT PLAN 73

DESCRIPTION OF OUR SECURITIES 75

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS 82

REGULATION 91

PLAN OF DISTRIBUTION 95

SUITABILITY STANDARDS 101

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LIQUIDITY STRATEGY 103

SHARE REPURCHASE PROGRAM 104

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR 106

BROKERAGE ALLOCATION AND OTHER PRACTICES 106

LEGAL MATTERS 106

EXPERTS 106

AVAILABLE INFORMATION 106

PRIVACY NOTICE 106

OTHER 107

NOTICE TO STOCKHOLDER OF ISSUANCE OF UNCERTIFICATED SHARES OF COMMON STOCK 109

INDEX TO FINANCIAL STATEMENTS F-1

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT S-1

PART C

OTHER INFORMATION C-1

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” and “our,” refer to Triton Pacific Investment Corporation, Inc.; a Maryland corporation. Certain of our affiliates having a role in this offering or in our management are referred to as follows:

      “Adviser” refers to Triton Pacific Adviser, LLC, a Delaware limited liability company and our investment adviser

      “Dealer Manager” refers to Triton Pacific Securities, LLC, a Delaware limited liability company and the dealer manager for this offering

      “Administrator” refers to TFA Associates, LLC, a Delaware limited liability company and our administrator

      “Triton Pacific” refers to Triton Pacific Group, Inc., a California corporation and a private equity investment management firm and “TPCP” refers to Triton Pacific Capital Partners, LLC, a California limited liability company and a private equity investment fund management subsidiary of Triton Pacific

Also, the terms “Company Act” and “Advisers Act” refer to the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, respectively, and the term “Code” refers to the Internal Revenue Code of 1986, as amended.

Who We Are

We are a newly organized specialty finance company formed to make debt and equity investments primarily in U.S. small and mid-sized private companies. We were formed as a Maryland corporation on April 29, 2011, and have no prior operations. On completion of this offering, we will be an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company, or BDC, under the Company Act. We will therefore be required to comply with certain regulatory requirements. We intend to elect to be treated for U.S. federal income tax purposes, and to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Code. Our Adviser is registered as an investment adviser under the Advisers Act. Our Adviser will manage our portfolio and will make all investment decisions for us, subject to supervision by our board of directors.

Our Investment Objectives and Policies

Our investment objective is to maximize our portfolio's total return by generating current income from our debt investments and long term capital appreciation from our equity investments. We will seek to meet our investment objectives by:

      Focusing primarily on debt and equity investments in small and mid-sized private U.S. companies, which we define as companies with annual revenue of from $10 million to $ 250 million at the time of investment;

      Leveraging the experience and expertise of our Adviser and its affiliates in sourcing, evaluating and structuring transactions;

      Employing disciplined underwriting policies and rigorous portfolio management;

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      Developing our equity portfolio through our Adviser’s Value Enhancement Program, more fully discussed below in “Investment Objectives and Policies – Investment Process”; and

      Maintaining a well balanced portfolio.

We intend to be active in both debt and equity investing. We will seek to provide current income to our investors through our debt investments while seeking to enhance our investors’ overall returns through long term capital appreciation of our equity investments. We will be opportunistic in our investment approach, allocating our investments between debt and equity, depending on:

      Investment opportunities

      Market conditions

      The risk—reward profiles of the companies we evaluate and our Adviser’s determination as to the best possible investment in each company’s capital structure or “Capital Stack”, as pictured below.

Depending on the amount of capital we raise in this offering and subject to subsequent changes in our capital base, we expect that our investments will generally range between $1 million and $25 million per portfolio company, although this range may change in the discretion of our Adviser, subject to oversight by our board of directors. Prior to raising sufficient capital to finance investments in this range, and as a strategy to manage excess cash, we may make smaller and differing types of investments in, for example, syndicated loan opportunities, high quality debt securities, and other public and private yield-oriented debt and equity securities, directly and through sub-advisers.

We will generally source our equity investments through third party intermediaries and our debt investments primarily through other private equity groups. We will invest only after we conduct a thorough evaluation of the risks and strategic opportunity of an investment and a price (or interest rate in the case of debt investments) has been established that reflects the intrinsic value of the opportunity. We will endeavor to identify the best exit strategy for each investment, including methodology (for example, a sale, company redemption or public offering) and an appropriate time horizon. We will then attempt to build each portfolio company accordingly to maximize our potential return on investment using such exit strategy or another strategy that may become preferable due to changing market conditions. We anticipate that the holding period for most of our equity investments will range from four to six years, but we will be flexible in order to take advantage of market opportunities or to wait out unfavorable market conditions.

As a BDC, we will be subject to certain regulatory restrictions in making our investments. For example, we will not be permitted to co-invest in transactions originated by affiliates of our Adviser, including TPCP and certain of its affiliates, unless we obtain an exemptive order from the SEC. We may or may not seek exemptive orders for investments and there is no assurance that such exemptions would be granted if requested, and in either instance conflicts of interests with affiliates of our Adviser might exist (see “Risk Factors” beginning on page 2). Should such conflicts of interest arise, we and the Adviser have developed policies and procedures for dealing with such conflicts which require the Adviser to (i) execute such transactions for all of the participating investment accounts, including the Company’s, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of the Company, the clients for which participation is appropriate and any other factors deemed appropriate and (ii) endeavor to obtain the advice of Adviser personnel not directly involved with the investment giving rise to the conflict as to such appropriateness and other factors as well as the fairness to all parties of the investment and its terms. We intend to make all of our investments in compliance with the Company Act and in a manner that will not jeopardize our status as a BDC or RIC.

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As a BDC, we are permitted under the Company Act to borrow funds to finance portfolio investments. To enhance our opportunity for gain, we intend to employ leverage as market conditions permit, but, as required under the Company Act, in no event will our leverage exceed 50% of the value of our assets. While we have not yet determined the amount of leverage we will use, we do not currently anticipate that we would approach the 50% maximum level frequently or at all. The use of leverage, although it may increase returns, may also increase the risk of loss to our investors investors, particularly if the level of our leverage is high and the value of our investments declines. For a discussion of the risks of leverage, see “Risk Factors” beginning on page 2.

Investment Porcess

Capital Contribution by our Adviser

Our Adviser has contributes an aggregate of $101,250 to us to purchase 7,500 shares of common stock at $13.50 per share, which is the initial public offering price of $15.00 per share, excluding the sales load. Our Adviser will not tender its shares for repurchase as long as it remains our investment adviser.

About our Adviser

Our Adviser is registered as an investment adviser under the Adviser Act. Our Adviser and Triton Pacific are under the common control of Craig Faggen, who is also our Chief Executive Officer. Triton Pacific is an investment management firm that focuses primarily on private equity investments through its subsidiary, TPCP and affiliated investment funds. Since 2001, TPCP has focused on debt and equity investments in small to mid-sized private companies generally with revenues of less than $250 million. Since its inception, affiliates of TPCP have invested in the aggregate more than $110 million in private companies with an estimated aggregate enterprise value at the time of acquisition of approximately $200 million1.

Craig J. Faggen, Ivan Faggen, Joseph Davis, Thomas Scott and Sean D. Gjos will initially make up the investment committee of our Adviser. Together, they have over 125 years of collective investment, operational and advisory experience, primarily working with small to mid-sized companies. Members of this team have been working together sourcing, structuring, investing and managing investments in small to middle market companies for five years and even longer in some cases. Additional information regarding the background and experience of each of these persons is set forth below in “Our Adviser”, page 60.

Our board of directors includes a majority of independent directors and will oversee and monitor the activities of our Adviser as well as our investment portfolio and performance and will annually review the compensation paid to our Adviser. See “Investment Adviser Agreement”, below. In addition to managing our portfolio, our Adviser will provide on our behalf managerial assistance to those of our portfolio companies to which we are required to provide such assistance. Both we and our Adviser will have the right to terminate the investment adviser agreement between us without penalty upon 60 days’ written notice to the other.

Administration

We will enter into an administration agreement with our Administrator. Pursuant to the administration agreement, the Administrator will furnish us with office facilities, equipment, clerical, bookkeeping and record keeping services. Our Administrator will perform, assist us in performing, or oversee the performance of our required administrative services, which include, among other things, maintaining required financial records; preparing, printing and disseminating reports to our stockholders; assist us in publishing our net asset value per share, oversee the preparation and filing of our tax returns and, generally, oversee the payment of our expenses and the performance of administrative and professional services rendered to us by others. Our Administrator will act as our transfer agent, plan administrator, distribution paying agent and registrar, although it may retain one or more third parties to assist in providing such services to us. At the time of this offering, our Administrator has contracted with Bank of New York Mellon and affiliated entities to provide additional compliance and administrative services, while we have directly engaged Bank of New York Mellon and affiliated entities to act as our custodian.

The administration agreement will provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, we will indemnify, to the fullest extent permitted by law, our Administrator and its officers, manager, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it against damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from our Administrator’s rendering of services to us under the administration agreement or otherwise. Our Administrator may retain one or more third parties, as it sees fit, to assist in providing administrative services to us.

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1 Data regarding TPCP’s investments excludes two early stage venture capital investments made by TPCP which are not consistent with our investment objectives.

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We will compensate our Administrator by payment of service fees approved by our independent directors which will reimburse the Administrator for our allocable portion of its overhead and other expenses incurred in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs. See “Administrative Services.”

License Agreement

We have entered into a license agreement with Triton Pacific pursuant to which it has agreed to grant us a non-exclusive, royalty-free license to use the name and brand “Triton Pacific”, its related trademarks and other proprietary property. Under this agreement, we will have a right to use the “Triton Pacific” name and brand, for so long as our Adviser or one of its affiliates remains our investment adviser.

Our Market Opportunity

We will generally target domestic companies for investment with revenues from $10 to$250 million and EBITDA (earnings before interest taxes depreciation and amortization) between $1.0 and $25 million. This segment of the market represents a large majority of the private businesses in the United States, accounting for 31% of U.S. gross domestic product and 20% of the US work force (representing 23 million working Americans2). In particular, we believe that this market offers significant investment opportunities due to the demographic trend of “baby boom” generation entrepreneurs reaching retirement age. According to PricewaterhouseCoopers’ April 7 2010 Private Company Trendsetter Barometer, 38% of business owners plan to monetize their businesses in the next five years. Small business owners (those with less than $100 million in revenue) represent 60% of those owners planning to do so by sale and of these, 43% are driven by the desire to retire.

We find that companies in the lower middle market have historically been poorly and inefficiently served by the capital markets. The recent banking and financial crisis has further limited access to credit throughout the economy, particularly affecting lower middle market companies, which have become even more constrained in their ability to access either debt or equity from the few sources previously available. We believe that this relative decline in competition has created a compelling opportunity for well-capitalized specialty financial services company with experience in investing in small to mid size companies. The current market dynamics will drive higher quality deals to companies such as ours and will allow us to be more selective in our investment process. The members of the investment committee of our Adviser have demonstrated their ability to source and invest in these companies on attractive terms.

Business Strategy and Competitive Advantage

Focus on ‘Basic’ Businesses within the Lower Middle Market. We will primarily invest in the small to mid-sized private U.S. businesses described above. We believe that these companies are often overlooked by larger private equity firms and funds and have less access to the capital markets than their larger competitors. This creates an opportunity to make investments in these companies on more attractive terms than are typically present in larger market transactions. We generally will invest in entrepreneurial, but established, companies with positive cash flow. We will focus on businesses in ‘basic’ industries, including healthcare services, software and IT, business services, consumer products, specialty finance, light manufacturing, logistics and value-added distribution.

Employ disciplined underwriting policies and rigorous portfolio management. Our Adviser has developed an extensive underwriting and due diligence process which includes a review of the competitive position, financial performance, industry dynamics, and growth opportunity for each potential portfolio company. In addition, we will seek to invest with management teams or other private equity sponsors who have proven capabilities in building value.

Equity Investment Opportunities. For equity investments, we will seek to identify companies with solid management and untapped potential that can benefit from a combination of new capital and strategic relationships and our operating expertise and guidance. While the founders of such companies have built successful enterprises, they often need additional capital, management resources and a more sophisticated operating infrastructure to take the company to the next level. We believe that these companies, led by appropriately motivated and incentivized management teams, can be vehicles for creating substantial value through accelerated growth and operational improvements.

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2 U.S. Census Bureau: 2007 County Business Patterns and 2007 Economic Census.

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Opportunistic Debt Investments (Attractive Yield with Reduced Risk). We will seek to identify attractive debt investments that capitalize on our Adviser’s areas of expertise within the lower middle market. These investments will generally be structured to generate meaningful current cash flow for us while also permitting us to participate in value creation through, for example, equity participation rights. These investments will be senior to equity in the capital structure, thereby reducing risk.

Value Added Management. When making an investment, we will attempt to leverage our Adviser’s operational and financial expertise to strengthen portfolio company management teams and assist companies to achieve their full potential. For equity investments, we will employ our Adviser’s Value Enhancement Program to further develop the corporate infrastructure of portfolio companies with a view to accelerating and enhancing their “exit readiness”. Our value enhancement program takes a company through a four-step process of development towards a targeted exit strategy. These include the “Strategic Planning Process”, “Preparing the Business for Rapid Growth”, “Accelerated Growth” and “Value Maximization & Realization”. This strategy has often resulted in a short-term reduction in a company’s earnings and cash flow while their sales catch up with the costs associated with more robust infrastructure that we help put in place to support rapid growth. The intended result is a larger, more professional organization, which can either be used as a platform for future expansion or be built into a potential add-on for a larger company in its market, in either instance an attractive target for a larger private equity fund or a strategic corporate buyer.

Leverage the experience and expertise of our Adviser. Our Adviser’s management team is primarily from TPCP which was founded in 2001 to provide access to capital and management/operational expertise to the underserved lower middle market. TPCP has since expanded to include multiple affiliates and the management of numerous investment funds that specialize in providing investment opportunities in the lower middle market for institutional and individual investors and a broad array of capital resources to mature middle market companies.

Capitalize on our Adviser’s strong relationships and market reputation. We believe that our Adviser will benefit from its association with Triton Pacific and TPCP which have an extensive network of relationships and specialize in dealing with the lower middle market.

Industry Experts. It is our intent to utilize operating partners who have expertise in specific industries that we find attractive and the wherewithal to play an active role in creating value for our investments that fall within their areas of expertise.

Strong Deal Flow. We believe that our Adviser will have strong deal flow as a result of extensive Triton Pacific relationships with numerous transaction brokers and small financial intermediaries as well as its strong reputation in its market space.

Plan of Distribution

This is a continuous offering of our shares. We will file post-effective amendments to the registration statement of which this prospectus is a part, to allow us to continue this offering for at least two years. The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum investment in shares of our common stock is $5,000. We will not sell any shares unless we raise gross offering proceeds of $2.5 million, all of which must be from person who are not affiliated with us or Triton Pacific Adviser, which we refer to as the minimum offering requirement. Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent, City National Bank, in trust for our subscribers’ benefit, pending release to us. If we do not satisfy the minimum offering during the time period of the continuous offering, we will promptly return all funds in the escrow account (including interest). We will not deduct any fees or expenses if we return funds from the escrow account. At such time as we have met our minimum offering requirement, subscription funds held by City National Bank will be released from escrow to us within approximately 30 days and investors with subscription funds held in the escrow will be admitted as stockholders as soon as practicable, but in no event later than 10 days after such release. After meeting the minimum offering requirement and holding our initial closing, we will then sell our shares on a continuous basis at a price of $15.00 per share; however, if our net asset value per share increases by more than 10% from our net asset value per share as of the effective date of this registration statement, we will adjust our selling price as necessary to ensure that shares are not sold at a price, after deduction of the sales load, which materially differs from our net asset value per share (which we define as by more than 10%). Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we appropriately publish the updated information. The Dealer Manager for this offering is an affiliate of our Adviser.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $10,000 and pay such amount at the time of subscription. You should make your check payable to “ City National Bank--T riton Pacific Investment Corporation, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your shares, proceeds will be held by us without the payment of interest. See “How to Subscribe.”

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Suitability Standards

We do not intend to list our shares on any securities exchange during the offering period nor for a substantial period thereafter and we do not expect any secondary market in our shares to develop for the foreseeable future. You should not expect to be able to resell your shares regardless of how we perform and, if you are able to sell your shares, you are likely to receive less than their purchase price. We expect to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. We currently intend to seek a listing of our shares on a national securities exchange between five and seven years following the completion of this offering, or, if we believe that market conditions are then not suited for a listing, we will attempt to complete an alternative liquidity event. Accordingly you may be unable to sell your shares prior to at least 2018. There can be no assurance, however, that we will be able to obtain a listing or complete a liquidity event within such time frame. Should we not be able to do so within seven years following the completion of this offering, subject to the authority of our independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets. Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds.

Pursuant to applicable state securities laws, therefore, the shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. As a result, we have established suitability standards in accordance with policies of the North American Securities Administrators Association, Inc., also known as NASAA, which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on the investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the investor’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment. For additional information, including special suitability standards for residents of Alabama, Arizona, California, Idaho, Iowa, Kansas, Kentucky, Massachusetts, Michigan, Nebraska, New Jersey, North Dakota, Ohio, Oklahoma, Oregon, Tennessee and Texas see “Suitability Standards” on page 102.

How to Subscribe

Investors who meet the suitability standards described above, and in greater detail below, may purchase shares of our common stock and should proceed as follows:

      Read this entire prospectus and all of its accompanying appendices and supplements.

      Complete an execution copy of the subscription agreement in full, including residence address and taxpayer identification or social security number. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

      Deliver a check or send a wire for the desired investment amount, to which we will ascribe the proper number of shares of our common stock (depending on the then current price of the shares), along with the completed subscription agreement, to the participating broker-dealer or directly to the address below. You should make your check payable to “City National Bank--Triton Pacific Investment Corporation, Inc.” After you have satisfied the minimum purchase requirement, additional purchases may be made, but must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

      By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor will attest that he or she meets the suitability standards stated in the subscription agreement and agrees to be bound by all of its terms.

Questions and subscriptions may be directed to:

Investor Relations

Triton Pacific Investment Corporation, Inc.

10877 Wilshire Blvd., 12th Floor

Los Angeles, CA 90024

Phone: (310) 943-4990

Fax: (310) 943-4995

e-mail: investorrelations@tritonpacificinvestments.com

Checks should be made payable to:

City National Bank--T riton Pacific Investment Corporation, Inc.

Subscription monies should be wired to:

City National Bank

400 N. Roxbury Drive, 4th Floor

Beverly Hills, CA 90210, USA

ABA: 122016066

Beneficiary: Triton Pacific Investment Corporation, Inc.

Account #: ESC12732

After meeting the minimum offering requirement and holding our initial closing, we expect to accept subscriptions and admit new stockholders at monthly closings. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without interest and without deduction for any expenses within ten business days from the date of rejection. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus.

If an IRAs, Keogh plan or 401(k) plans is investing, its trustee must process, sign and forward to us the subscription agreement. We will send the confirmation and notice of our acceptance to the trustee.

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Estimated Use of Proceeds

The following table sets forth our estimate of how we intend to use the gross proceeds of this offering. Information is provided assuming that we sell the maximum 20,000,000 shares registered in this offering. The amount of our net proceeds may be more or less than the amounts set forth in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments primarily in small and mid-sized private companies in accordance with our investment objectives and using the strategies described in this prospectus. In addition, as a strategy to manage excess cash, we may make smaller and differing types of investments in, for example, syndicated loan opportunities, high quality debt securities, and other public and private yield-oriented debt and equity securities, directly and through sub-advisers. The remainder will be used for working capital and general corporate purposes. We will have significant flexibility in the use of the proceeds of this offering and we may use them in ways with which investors may not agree or for purposes other than those contemplated.

There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives. Further, it may take several months to fully invest the initial proceeds we receive in connection with this offering, depending on the availability of investment opportunities that are consistent with our investment objectives and strategies, the time needed to investigate, negotiate and execute the investments that we select and due to the fact that it will be difficult to commit to investments prior to the receipt of such proceeds. Pending such use, we will invest the net proceeds primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. To the extent that there are significant delays in the application of the initial or subsequent proceeds of this offering to our investment program, from time to time, due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution, it will be more difficult to achieve our investment objectives and our returns may be adversely affected.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the sales load may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Amount	%
Gross Proceeds	$300,000,000	100.00%
Less:
Sales Load	$30,000,000	10.00%
Offering Expenses	$6,000,000	2.00%
Net Proceeds/Amount Available for Investments	$264,000,000	88.00%

Liquidity Strategy

We do not intend to list our shares on any securities exchange during the offering period nor for a substantial period thereafter and we do not expect any secondary market in our shares to develop in the foreseeable future. While a BDC may list its shares for trading in the public markets, we have elected not to do so for at least a substantial period. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view similar to that of private investment funds—instead of managing to quarterly market expectations—and to pursue longer term investment objectives.

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As a result, however, you should not expect to be able to resell your shares regardless of how we perform and, if you are able to sell your shares, you are likely receive less than your purchase price. We expect to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. We currently intend to seek a listing of our shares on a national securities exchange between five and seven years following the completion of this offering. Alternatively, if we believe that market conditions are then not suited for a listing, we will attempt to complete an alternative liquidity event, such as the sale of all or substantially all of our remaining assets, followed by a liquidation, merger, or other transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly-traded company. Accordingly you may be unable to sell your shares prior to at lest 2018. There can be no assurance, however, that we will be able to obtain a listing or complete a liquidity event within such time frame. Should we not be able to do so within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible). However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting, we may suspend any such liquidation for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors.

In making a determination of what type of liquidity event is in the best interests of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. Should we seek to internalize our management structure, you should be aware that such internalization might involve the purchase of our Adviser or an alternative transaction structure that could create a conflict of interest between us and our management team. If we undertake such internalization, any such transaction will be negotiated and overseen by our independent directors. Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds.

To provide interim liquidity to our stockholders, we plan, but are not required, to conduct quarterly repurchase offers pursuant to our share repurchase program in accordance with the Company Act. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Share Repurchase Program

Beginning as soon as practicable after we have obtained the minimum offering requirement , and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934 and the Company Act. In months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our closings for the sale of shares in this offering.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of additional shares under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares. We do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. We further anticipate that we will offer to repurchase such shares at a price equal to 90% of the current offering price at the time of repurchase. We will not be obligated to begin repurchase offers at any time.

In deciding whether to make repurchase offers, our board of directors will consider the requests it has received from stockholders. If you wish to tender your shares to be repurchased you must tender no less than 25% of the shares you

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purchased in the offering. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares following your tender. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we may repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you tender for repurchase. If we do not repurchase the full amount of your tendered shares or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under—perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the Company Act.

We intend to seek exemptive relief from Regulation M under the Securities Exchange Act of 1934, as amended, in connection with our proposed share repurchase program. See “Share Repurchase Program.”

Management Fees

We will enter into an investment adviser agreement with our Adviser. Under the proposed investment adviser agreement, we will pay our Adviser a fee for its services consisting of two components – a base management fee and an incentive fee. The base management fee will be calculated at a quarterly rate of 0.5% of our gross assets, which will include any borrowings for investment purposes, and will be appropriately adjusted on a pro rata basis during any partial quarter and for any share issuances or repurchases during the relevant quarter.

Though entitled to an incentive fee on both current income earned and income from capital gains in accordance with the Adviser Act, the Adviser has agreed to waive its right to any incentive fees from current income. As such, the Adviser has agreed will be paid an incentive fee only upon the realization of a capital gain from the sale of an investment. The incentive fee will be calculated and payable quarterly in arrears or as of the date of our liquidation or the termination of the investment adviser agreement, and will equal 20.0% of our realized capital gains on a cumulative basis from inception through the end of each quarter, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. See “Investment Adviser Agreement” for a description of the management services fees payable to our Adviser pursuant to such agreement and “Compensation of the Dealer Manager and the Investment Adviser” beginning on page 2 for a more detailed description of these fees.

Conflicts of Interest

Our Adviser and certain of its affiliates will have certain conflicts of interest in connection with the management of our business affairs. These include, but are not limited to, the following:

      The directors, officers and other personnel of our Adviser allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including other funds they manage as well as any future investment programs they or affiliated entities may sponsor.

      The compensation we will pay to our Adviser and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation will be payable, in most cases, whether or not our stockholders receive distributions and will be based, in part, on the value of our assets, including any indebtedness.

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      Regardless of the quality of the assets acquired, the services provided to us or whether we pay distributions to our stockholders, our Adviser will receive certain fees in connection with the management and sale of our investments.

      Our Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us or may involve substantial time and resources of our Adviser.

      Because our Dealer Manager is an affiliate of our Adviser, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review.

      From time to time, to the extent consistent with the Company Act and the rules and regulations promulgated thereunder, we, our Adviser, its affiliates and other clients for which the Adviser provides investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients.

      Our Adviser and its affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours.

      To the extent permitted by the Company Act and SEC staff interpretations, our Adviser may determine it is appropriate for us and one or more other investment accounts managed by our Adviser or any of their respective affiliates to participate in the same investment opportunity. To the extent required, we will seek exemptive relief from the SEC to engage in co-investment opportunities with our Adviser or its affiliates. There can be no assurance, however, that we will obtain such exemptive relief. While we have not yet determined whether or not we will, in fact, participate in investments with other affiliates of our Adviser, such co-investment opportunities might give rise to actual or perceived conflicts of interest among us and other participating accounts. To mitigate these conflicts we and the Adviser have developed policies and procedures which require the Adviser to (i) execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the appropriateness of an investment for each party concerned, the relative amounts of capital available from each such party for new investments, the then current investment programs and objectives and portfolio positions of each party and any other factors deemed appropriate, and (ii) obtain the advice of Adviser personnel not directly involved with the investment giving rise to the conflict as to such appropriateness and other factors as well as the fairness to all parties of the investment and its terms.

Risk Factors

An investment in our common stock involves a high degree of risk and is highly speculative. Some of the risks, discussed in greater detail in “Risk Factors” include, but are not limited to the following:

      We are a new company with no operating history and will not commence operations until we have raised asset in an amount that our Adviser determines is sufficient to fund the initial investments of our investment program; which amount has not yet been determined and will depend on the portfolio company opportunities available to us, economic conditions and similar factors prevailing at the time. We are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.

      While management of our Adviser has substantial middle market investment experience, our Adviser has no prior experience managing a BDC or a RIC. Therefore, our Adviser may not be able to successfully operate our business or achieve our investment objectives.

      We do not intend to list our shares on any securities exchange during this offering and for a substantial period thereafter and we do not expect a public market for our shares to develop in the foreseeable future. Therefore, you should not expect to be able to sell your shares regardless of how we perform and, if you are able to sell your shares, you are likely to receive less than your purchase price. No stockholder will have the right to require us to repurchase any of his or her shares. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our listing, liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors. As discussed elsewhere in this Prospectus, you may be unable to sell your shares prior to at least 2018. Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds. As a result of these factors, an investment in our shares is not suitable for investors who require short or medium term liquidity.

      The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we make may represent a return of capital to you.

      We intend to qualify as a RIC for federal income tax purposes, but may fail to do so. Such failure would subject us to federal income tax on all of our income, which would have a material adverse effect on our financial performance.

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      As a result of the annual distribution requirement to qualify as a RIC, in order to fund new investments, we will likely need to continually raise cash or make borrowings. At times, these sources of funding may not be available to us on acceptable terms, if at all.

      We are subject to financial market risks, including changes in interest rates which may have a substantial negative effect on our investments.

      Because our portfolio companies will typically not be publicly-traded, a significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors. As a result, there could be uncertainty as to the actual market value of our portfolio investments.

      Investing in small and mid-sized private companies involves a number of significant risks related to their size, limited experience, lesser degree of financial stability and smaller pool of management talent. Such risks may lead to increased risk of loss of equity investments and greater risk of default on debt investments. In addition, evaluating such companies for investment may be more difficult due to the lack of publicly available information and often to accounting policies that are less sophisticated than those used by larger companies.

      We may make debt investments or finance transactions with debt instruments which may issue warrants attached to such debt instruments or make payments in kind (“PIK”) interest payments that are capitalized for some portion or over the life of the loan. For any warrants received we will be required to determine the cost basis of such warrants (or other equity related securities received) based upon their respective fair values on the date of receipt in proportion to the total fair value of the debt and warrants (or other equity). Any resulting difference between the face amount of the debt and its recorded fair value resulting from the assignment of value to the warrant or other equity instruments is treated as original issue discount for which we will be required to immediately recognize income. PIK loans generally represent a significantly higher credit risk than coupon loans. any resulting difference between the face amount of the debt and its recorded fair value resulting from the assignment of value to the warrant or other equity instruments is treated as original issue discount for which we will be required to immediately recognize income. PIK loans have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. PIK accruals may create uncertainty about the source of distributions to shareholders (that is, cash distributions might come from offering proceeds or our capital rather than income). Further, the deferral of PIK interest has the effect of increasing assets under management and, therefore, increasing the base management fee at a compounding rate, which may create the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

      We have not identified specific investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock.

      To the extent that there are significant delays in the application of the initial or subsequent proceeds of this offering to our investment program, from time to time, due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution, it will be more difficult to achieve our investment objectives and our returns may be adversely affected.

      There is a highly competitive market for attractive investment opportunities. If we, through our Adviser, are unable to find suitable investments in a timely manner, we may not be able to obtain our objectives or pay distributions.

      We intend to invest primarily in the equity, senior secured term loans, second lien loans and mezzanine debt of small and mid-size private companies. Investments in such companies have particular risks. Equity investments are the least secured investments within a company’s capital structure and, accordingly, pose a risk of loss of the entire investment. For our senior secured and second lien loans, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company, all of which may lead to the impairment or loss of principal. Mezzanine debt investments are typically unsecured, and this may involve a heightened level of risk, including the impairment of principal or the loss of the entire investment.

      An investment strategy focused primarily on privately-held companies, presents certain challenges, including the lack of available information about these companies, an illiquid market which may affect our ability to exit investments, and more limited access to capital which could add financial stress to such companies.

      As a non-diversified fund, we may concentrate our investments in companies in a particular industry or industries which could magnify the impact of any adverse events on our operating results due to such industry or industries.

      We may invest, to a limited extent, in foreign companies and, if we do so, we may engage in related currency hedging transactions, which could entail additional risks. While hedging transactions would be intended to offset declines in the value of our foreign portfolio positions due to currency fluctuations, they could result in poorer overall investment performance due to unanticipated changes in currency exchange rates and interest rates.

      We may borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our shares. Moreover, any assets we may acquire with leverage will be subject to base management fees payable to our Adviser and, accordingly, such fees will be higher than if we did not use leverage, whether or not the leveraged investments are ultimately successful.

       Investors will not have preemptive rights to any shares we issue in the future. Your interest in us may be diluted if we issue additional shares, as we intend to do in this offering, which could reduce the overall value of your investment. Further, distribution requirements associated with our qualifications as a RIC for U.S. federal income tax purposes may require us to periodically access the capital markets in order to raise cash to fund new investments, which may lead to greater dilution.

      We may issue preferred stock with rights and preferences that would adversely affect the holders of common stock, including preferences as to cash distributions and preferences upon the liquidation or dissolution of the Company. As well, preferred stock will subject us to additional legal requirements under the Company Act.

      Current market conditions have adversely affected the capital markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These conditions may make it more difficult for us to achieve our investment objectives.

      Our Adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, the Adviser may be incentivized to enter into investments that are riskier or more speculative than would otherwise be the case for the potential for greater incentive based fees under the investment advisory agreement.

      This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.

      Our Dealer Manager has no experience selling shares on behalf of a BDC and may be unable to sell a sufficient number of shares for us to achieve our investment objectives.

      Our Adviser and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner but which may result in actions that are not in your best interests.

      We established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

      The purchase price at which you purchase shares will be determined at each monthly closing date. As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price.

      Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of investments, which would magnify the effect of any losses suffered in a few of these investments.

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      One of our potential exit strategies is to list our shares for trading on a national exchange. Shares of publicly-traded, closed-end investment companies frequently trade at a discount to their net asset value per share. In such case, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock. Prospective investors should realize, however, that factors other than those set forth in this Prospectus may ultimately affect the investment offered pursuant to this Prospectus in a manner and to a degree which cannot be foreseen at this time.

Reports to Stockholders

Both our quarterly reports on Form 10-Q and our annual reports on Form 10-K will be made available on our website at www.tritonpacificinvestments.com at the end of each fiscal quarter and fiscal year, as applicable, as will any interim reports on Form 8-K that we file from time to time with the SEC. These reports will also be available on the SEC's website at www.sec.gov.

Distributions

We intend to authorize, declare and pay distributions quarterly as soon as practicable after we have obtained the minimum offering requirement . Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a quarterly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the quarter using record and declaration dates. Distributions, if any, will begin to accrue at the beginning of the first full month subsequent to acceptance of your subscription for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.” There can be no assurance that we will be able to pay distributions at a specific rate or at all.

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect, revoke or reinstate their participation in the distribution reinvestment plan within reasonable time periods specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate dividend payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchases under the distribution reinvestment plan. Your reinvested dividends will purchase shares at a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the dividend payment date. See “Distribution Reinvestment Plan.” Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash.

Taxation

We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gain that we distribute to our stockholders from our tax earnings and profits. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “Material U.S. Federal Income Tax Considerations.”

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Corporate Information

Our principal executive offices are located at 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024. We maintain a website at www.tritonpacificinvestments.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus, unless explicitly stated.

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FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear, directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. This table assumes that shares are sold through distribution channels associated with the highest possible sales load. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by us,, stockholders will indirectly bear such fees or expenses as investors in the Company.

Stockholder Transaction Expenses(1)
Sales Load to Dealer Manager(2)	10.00%
Offering Expenses(3)	4.00%
Distribution Reinvestment Plan Fees	0.00%
Total Stockholder Transaction Expenses	14.00%

Annual expenses (as a percentage of net assets attributable to commons stock)(1
Base Management Fees(4)	2.50%
Incentive Fees(5)	0.00%
Interest Payment on Borrowed Funds(6)	1.50%
Other Expenses (estimated)	2.00%
Total Annual Expenses	6.00%

Examples(1)

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a sales load of 10.0% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return exclusive of capital gains:(1)	$200	$329	$472	$895

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at our net asset value per share, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 95.0% of the most recent offering price or at such price necessary to ensure that shares are not sold at a price that is below our net asset value per share. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses. Further, this illustration assumes that our returns will be generated solely by ordinary income and not from capital gains (computed net of all realized capital losses and unrealized capital depreciation) or pay any incentive fees in any of the indicated time periods. If, however, we generate returns on our investments through the realization of capital gains, sufficient to trigger incentive fees, our expenses as well as our returns to our investors would be higher. For example, if we assumed that we received our 5% annual return completely in the form of net realized capital gains on our investments the projected dollar amount of total cumulative expenses set forth in the above illustration would be as follows:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return exclusively from net realized capital gains:(1)	$200	$350	$551	$1,005

Notes to Table and Examples:

(1) Assumes we sell $50,000,000 worth of our common stock, which is the amount we expect to sell during the 12 months following the commencement of this offering, and also assumes we borrow funds equal to 25% of our net assets. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we can obtain and employ. For example, if we were to meet the minimum offering requirement only, our expenses as a percentage of the offering price would be significantly higher. There can be no assurance that we will sell $50 million worth of our common stock during the first 12 months of this offering or in any period thereafter.

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(2) “Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%. We will advance $25,000 per month to our Dealer Manager for the first 24 months of this Offering (a total of $600,000) as retainer fees to be credited against the portion of the dealer manager fees otherwise payable by us that are retained by our Dealer Manager and not re-allowed to the participating broker-dealers. Such advances will not be refundable by our Dealer Manager to us to the extent, if any, that they exceed the actual amount of non- re-allowed dealer manager fees payable by us to the Dealer Manager.

(3) Reflects estimated offering expenses of up to $2 million if we raise $50 million in gross proceeds, including associated due diligence expenses. Includes amounts reimbursed by us to our Dealer Manager for actual bona fide due diligence expenses incurred by our Dealer Manager or participating broker-dealers in an aggregate amount that is reasonable in relation to the gross proceeds raised in this Offering and which are supported by detailed, itemized invoices. Under applicable FINRA rules, total organization and offering expenses are limited to 15% of the gross offering proceeds and underwriting compensation payable to underwriters, broker-dealers or affiliates is limited to 10% of the gross offering proceeds. The 10% limit on underwriting compensation is included as part of the overall 15% limit on organization and offering expenses. Our Advisor will reimburse us, without recourse or reimbursement by us, any organizational and offering expenses to the extent they, taken together with selling commissions and dealer manager fees, exceed 15% of the aggregate gross proceeds from this offering. Offering expenses as a percentage of gross proceeds are expected to decline as gross proceeds increase and are expected to constitute 2% of gross proceeds if we sell all of the 20,000,000 shares offered.

(4) Our base management fee under the investment adviser agreement will be payable quarterly in arrears, and will be calculated at a quarterly rate of 0.5% of the average value of our gross assets during the most recently completed calendar quarter. Including any borrowings for investment purposes, our effective base management fee would equal a quarterly rate of 0.625% on capital raised, higher than shown in the foregoing Table, assuming we raise the maximum offering of $300 million. All amounts would be appropriately adjusted for any shares issued or repurchased during the relevant calendar quarter. See “Investment Adviser Agreement.”

(5) Based on our current business plan, we anticipate that we will begin to make investments in portfolio companies as soon as practicable after we have obtained the minimum offering requirement. It is possible, though unlikely, that we may have capital gains that could result in the payment of incentive fees to our Adviser during the year following completion of this offering. The incentive fee payable to our Adviser is based on our performance and will be paid solely upon the realization of a capital gain. As we do not anticipate having a capital gain during the 12 months following commencement of this offering we have assumed for purposes of the Table that no incentive fee will be paid. Once fully invested, we expect the incentive fees we pay to increase to the extent we realize capital gains as shown by a comparison of the two examples following the chart. See "Investment Adviser Agreement - Examples of Quarterly Incentive Fee Calculations" for further illustrations of the effect of our Adviser's incentive fees on investor returns. The amount of leverage we use, the effect of leverage upon our performance and consequentially upon the incentive fees and base management fees paid to our Adviser are not predictable at this time.

(6) We may borrow funds to make investments, even before we have fully invested the initial proceeds of this offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to 25.0% of our net assets (including such borrowed funds) and that the annual interest rate on the amount borrowed is 6.0%. We do not expect to incur leverage during the first 12 months following commencement of the offering and our ability to incur leverage will depend, in large part, on the amount of money we are able to raise through the sale of shares.

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COMPENSATION OF OUR DEALER MANAGER AND INVESTMENT ADVISER

Our Dealer Manager will receive compensation and reimbursement for services relating to this offering pursuant to a dealer manager agreement. We will compensate our Adviser for the investment and management of our assets in accordance with the investment adviser agreement. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The sales load may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible sales load. For illustrations of how the base management fee and the incentive fee are calculated, see “Investment Adviser Agreement.”

Type of Compensation	Determination of Amount	Estimated amount for Maximum Offering (20,000,000 Shares)(1)
	Fees to the Dealer Manager
Sales Load
Selling Commissions(2)	7.0% of gross offering proceeds from the offering; all selling commissions are expected to be re-allowed to participating broker-dealers.	$21,000,000
Dealer Manager fee(2)	3.0% of gross proceeds, which may be re-allowed, in the sole discretion of the Dealer Manager, to participating broker-dealers.	$9,0000,000
	Reimbursement to Our Investment Adviser
Other organization and offering expenses(3)	We will reimburse our Adviser for the organizational and offering costs it has incurred on our behalf only to the extent that the reimbursement would not cause the sales load and the other organizational and offering expenses born by us to exceed 15.0% of the gross offering proceeds (as the amount of proceeds increases). Based on our current estimate, we estimate that these expenses would be $6 million, or 2.0% of the gross offering proceeds, if we raise the maximum amount offered.	$6,000,000
	Investment Adviser Fees

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Base management fee	The base management fee will be payable quarterly in arrears and will be calculated at a quarterly rate of 0.5% of our average gross assets (including amounts borrowed for investment purposes) during such quarter, adjusted for any share issuances and repurchases. The base management fee may or may not be deferred, in whole or in part, at the discretion of our Adviser. The Adviser may take all or any part of any deferred base management fee in any other quarter it elects to do so prior to or during the occurrence of a liquidity event.	$5,280,000
Income Incentive Fee	Our Adviser has agreed to waive any of its income incentive fee to which it may be entitled in accordance with the Advisers Act.	None.
Capital Gains Incentive Fee	The incentive fees from capital gains are the sole incentive fees to which our Adviser will be entitled and are therefore referred to herein as the incentive fee. The incentive fee will be determined and payable in arrears as of the end of each quarter or as of the date of our liquidation or the termination of the investment adviser agreement, and will equal 20.0% of our realized capital gains, if any, on a cumulative basis from inception through the end of each quarter, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company. The Company has not commenced operations and has no prior performance.

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Other Expenses
Other Operating Expenses(3)	We will reimburse our Administrator for its expenses incurred in connection with its provision of services to us, including our allocable portion of the compensation cost payable by our Administrator to the persons it provides to us to serve as our chief executive officer, chief financial officer and chief compliance officer, as well as other administrative personnel. We will not reimburse our Administrator for personnel costs for which it receives a separate fee.	Actual expenses are dependent on actual expenses incurred by our Administrator and therefore cannot be determined at this time

(1) Assumes all shares are sold at $15.00 per share with no reduction in the sales load.

(2) The selling commission and dealer manager fee, which make up the sales load, may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No sales load will be paid in connection with sales under our distribution reinvestment plan. We will advance $25,000 per month to our Dealer Manager for the first 24 months of this Offering (a total of $600,000) as retainer fees to be credited against the portion of the dealer manager fees otherwise payable by us that are retained by our Dealer Manager and not re-allowed to the participating broker-dealers. Such advances will not be refundable by our Dealer Manager to us to the extent, if any, that they exceed the actual amount of non- re-allowed dealer manager fees payable by us to the Dealer Manager.

(3) The organizational and offering expense and other expense reimbursements may include a portion of costs incurred by our Adviser or its members or affiliates on our behalf for legal, accounting, printing and other offering expenses, including for marketing, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us and may also include amounts reimbursed by us to our Dealer Manager for actual bona fide due diligence expenses incurred by our Dealer Manager or participating broker-dealers in an aggregate amount that is reasonable in relation to the gross proceeds raised in this Offering and which are supported by detailed, itemized invoices. None of the reimbursements referred to above will exceed actual expenses incurred by our Adviser, its members or affiliates. Our Adviser will reimburse to us, without recourse or reimbursement by us, any organizational and offering expenses to the extent those expenses, when aggregated with sales load, exceed 15.0%.

Certain of the advisory fees payable to our Adviser are not based on the performance of our investments. See “Investment Adviser Agreement” and “Additional Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to our Adviser, the Dealer Manager, our Administrator and their affiliates and the conflicts of interest related to these arrangements.

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RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in us. The following should not be considered a complete summary of all the risks associated with an investment, but if any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value per share of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

We are a new company and have no operating history.

We were formed in April of 2011 and will not commence operations until we have raised assets in an amount that our Adviser determines is sufficient to fund the initial investments of our investment program, which amount has not yet been determined and will depend on the portfolio company opportunities available to us and economic conditions and similar factors prevailing at the time. We have no operating history on which you might otherwise rely to evaluate our business and prospects. Prior to the first closing of this offering, we will not have operated as a BDC or qualified to be treated as a RIC and our Adviser will not have previously managed us or any other BDC or RIC. Consequently, we have no operating results as a BDC or RIC that can demonstrate to you the likely effect of the related regulatory frameworks on our business or our ability to operate our business under those frameworks. We will be subject to all of the business risks and uncertainties associated with any new business, particularly of this type, including the risk that we will not achieve our investment objectives, that we will not qualify or maintain our qualification as a BDC or RIC, and that the value of our common stock could decline substantially.

We have not identified specific investments that we will make with the proceeds of this offering, and you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock.

Neither we nor our Adviser has identified, made or contracted to make any investments. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock. You must rely on our Adviser and our board of directors to implement our investment policies, evaluate our investment opportunities and structure the terms of our investments. This may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the Company Act from participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be deemed to be our affiliate for purposes of the Company Act and we will generally be prohibited from buying or selling any securities (other than our securities) from or to such affiliate, absent the prior approval of our disinterested directors. The Company Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same companies (whether at the same or different times), without prior approval of our disinterested directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we are prohibited from buying or selling any security (other than any security of which we are the issuer) from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any company owned, in whole or in significant part, by a private equity fund managed by our Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us. There is no assurance that any required SEC approvals will be obtained.

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A failure on our part to maintain our qualification as a business development company would significantly reduce our operating flexibility.

If we fail to continuously qualify as a business development company, we might become subject to regulation as a registered closed-end investment company under the Company Act, which would significantly decrease our operating flexibility. In addition, failure to comply with the requirements imposed on business development companies by the Company Act could cause the SEC to bring an enforcement action against us. For additional information on the qualification requirements of a business development company, see ”Regulation” below on page 94.

Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things, satisfy an annual distribution requirement. As a result, in order to fund new investments, we may need to periodically access the capital markets to raise cash to fund new investments. We may do so by issuing "senior securities," including borrowing money from banks or other financial institutions and issuing preferred stock, up to the maximum amount allowed under the Company Act—which allows us to borrow only in amounts such that our asset coverage, as defined in the Company Act, equals at least 200% of our gross assets less all of our liabilities not represented by senior securities, immediately after each issuance of senior securities. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability, in comparison to other companies, to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we may need to issue equity more frequently than our privately-owned competitors, which may lead to greater stockholder dilution.

If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from making distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

If we issue preferred stock, it would rank senior to our common stock in our capital structure and preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences (including as to dividends) and privileges more favorable than those of our common stockholders. The presence of preferred stock could have the effect of delaying or preventing a change in control or other transaction that might provide a premium price of our common stockholders or otherwise be in your best interest. Holders of our common stock would directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue.

We generally are not able to issue or sell our common stock at a price below net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value per share of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders (as well as those stockholders that are not affiliated with us) approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any underwriting commission or discount). If our common stock trades at a discount to our net asset value, this restriction could adversely affect our ability to raise capital.

We also may make rights offerings to our stockholders at prices less than net asset value per share, subject to applicable requirements of the Company Act. If we raise additional funds by issuing more shares of our common stock or issuing senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders may decline at that time and our stockholders may experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future on terms favorable to us or at all.

In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in

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the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The Company Act also may impose restrictions on the structure of any securitization.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there could be uncertainty as to the actual market value of our portfolio investments.

Under the Company Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors. Since most of our investments will not be publicly-traded or actively traded on a secondary market, our board of directors will determine their fair value quarterly in good faith.

Factors that may be considered in determining the fair value of our investments include: dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any related collateral, the earnings of the portfolio company and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value per share on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Because our business model depends to a significant extent upon the business relationships of our Adviser, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that our Adviser will depend on its relationships with private equity sponsors, investment banks and commercial banks, and we may rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

The amount and timing of distributions are uncertain and may represent a return of capital.

We intend to declare distributions quarterly and pay distributions on a quarterly basis beginning as soon as practicable after we have obtained the minimum offering requirement. We intend to make distributions to our stockholders out of assets legally available for distribution. The amount of any distributions we pay is uncertain. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets.

Nonetheless, we may not be able to pay you distributions, and our distributions may not grow over time. Our ability to pay distributions might be adversely affected by, among other things, the effect of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time.

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We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.

To obtain and maintain RIC status and be relieved of federal taxes on the income and gains we distribute to our stockholders, we must meet the following annual distribution, income source and asset diversification requirements.

      The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We will be subject to a 4% nondeductible federal excise tax, however, to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. See "Material U.S. Federal Income Tax Considerations." Because we may use debt financing, we are subject to an asset coverage ratio requirement under the Company Act and we may be subject to certain financial covenants under our debt arrangements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

      The income source requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

      The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly-traded partnerships." Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses. If we fail to qualify for or maintain RIC status or to meet the annual distribution requirement for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value per share, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Adviser’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

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In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Adviser under the investment adviser agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that we now expect will be paid by our Adviser or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and may further dilute your investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of internalization are higher than the expenses we avoid paying to our Adviser, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. In addition, we could have difficulty retaining the management personnel we employ. Currently, individuals employed by our Adviser and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our investments.

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for gain or loss on invested equity capital. The use of leverage to partially finance our investments, through borrowings from banks and other lenders, will increase the risk of investing in our common stock. If the value of our assets decreases, leveraging would cause our net asset value per share to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions. Leverage is generally considered a speculative investment technique.

Because we intend to distribute substantially all of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

In order to qualify for the tax benefits available to RICs and to avoid payment of excise taxes, we intend to distribute to our stockholders substantially all of our annual taxable income, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we must pay income taxes at the corporate rate on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. As a business development company, we generally are required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which includes all of our borrowings and any outstanding preferred stock, of at least 200%. These requirements limit the amounts we may borrow. Because we will continue to need capital to group our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

While we expect to be able to borrow and to issue additional debt and equity securities, we cannot assure you that debt and equity financing will be available to us on favorable terms or at all. Also, as a business development company, we generally will not be permitted to issue equity securities at a price below net asset value per share without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new investment activities, and our net asset value per share and share price could decline. Lastly, any additional equity raised will dilute the interest of current investors.

In selecting and structuring investments appropriate for us, our Adviser will consider the investment and tax objectives of the Company and our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.

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Risks Related to our Adviser and Its Affiliates

Reliance on our Adviser

We will have no internal employees. We will depend on the ability, diligence, skill and network of business contacts of our Adviser and its investment committee to identify potential investments, to negotiate such acquisitions, to oversee the management of the investments, and to arrange their timely disposition. The departure of any of the members of our Adviser could have a material adverse effect on our ability to achieve our investment objective. There can be no assurances that the individuals currently employed by the Adviser who will manage our portfolio will continue to be employed by the Adviser or that the Adviser will be able to obtain suitable replacements if they leave. In addition, we can offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to its investment professionals or its information and deal flow.

Our Adviser has no prior experience managing a business development company or a RIC.

The Company Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to other investment vehicles previously managed by the principals and members of the investment committee of our Adviser. Our Adviser does not have any prior experience managing a BDC or a RIC. Its lack of experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

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There are significant potential conflicts of interest which could adversely impact our investment returns.

Our executive officers and directors, and the principals of our Adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by their affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, Mr. Faggen, our president and chief executive officer, and the president of our Adviser, as well as other members of TPCP and its affiliates who may also be members of the investment committee of our Adviser, manage and, following this offering, will continue to manage other funds which are currently in their investment phase or, though fully invested, are continuing to be actively managed. In addition, in the future, the principals of our Adviser may manage other funds which may from time to time have overlapping investment objectives with ours and, accordingly, may invest in asset classes similar to those targeted by us. If this should occur, the principals of our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds. Although our Adviser’s investment professionals may endeavor to create independent teams to represent conflicting parties and to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by such other funds. In light of such potential conflicts, and as required under the Advisers Act, our Adviser has adopted a Code of Ethics that, among other things, is intended to provide a framework of principles and procedures for resolving conflicts of interest in a manner consistent with our Adviser’s fiduciary obligations to its clients.

The incentive fee we pay to our Adviser in respect of capital gains may be effectively greater than 20%.

As a result of the operation of the cumulative method of calculating the incentive fees on capital gains we pay to our Adviser, the cumulative aggregate incentive fee received by our Adviser could be effectively greater than 20%, depending on the timing and extent of subsequent net realized capital losses or net unrealized depreciation. For additional information on this calculation, see the disclosure in footnote 2 to Example 2 under the caption "Investment Adviser Agreement — Overview of Our Investment Adviser — Incentive Fee." We cannot predict whether, or to what extent, this payment calculation would affect your investment in our stock.

The involvement of our Adviser's investment professionals in our valuation process may create conflicts of interest.

Our portfolio investments will generally not be in publicly-traded securities. As a result, the value of these securities will not be readily available. We will value these securities at fair value as determined in good faith by our Board of Directors. In connection with that determination, investment professionals from our Adviser will prepare valuations based upon the most recent financial statements and projected financial results available from our investments. The participation of our Adviser's investment professionals in our valuation process could result in a conflict of interest as our Adviser's management fee is based, in part, on our gross assets.

Our fee structure may induce our Adviser to cause us to borrow and make speculative investments.

We will pay management and incentive fees to our Adviser based on our total assets, including indebtedness. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net“ basis after payment of such fees and other expenses resulting in a lower rate of return than one might achieve through direct investments. Our base management fee will be payable based upon our gross assets, which would include any borrowings. This may encourage our Adviser to use leverage to make additional investments and grow our asset base, which would involve the risks attendant to leverage discussed elsewhere in this prospectus. In addition, the incentive fee payable by us to our Adviser may create an incentive for it to use leverage and make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns.

The incentive fee payable by us to our Adviser also may create an incentive for our Adviser to favor investments that have a deferred interest feature or no interest income, but higher potential total returns. As our Adviser has agreed to waive any incentive fee on current income to which it may be entitled in accordance with the Advisers Act, it could potentially be incentivized to seek riskier investments with potentially greater capital gains while eschewing investments with an increased current income feature.

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In view of these factors, among other things, our board of directors is charged with protecting our interests by monitoring how our Advisor addresses these and other potential conflicts of interests associated with its services and compensation. While our board of directors will not review or approve each investment, our independent directors will periodically review our Advisor’s services and portfolio decisions and performance, as well as the appropriateness of its compensation in light of such factors.

Risks Relating to Our Investments

Our investments may be risky, and we could lose all or part of our investment.

Investing in small and mid-sized companies involves a number of significant risks. Among other things, these companies:

      May have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;

      May have limited financial resources and limited access to capital markets and may be unable to meet their obligations under their debt instruments, some of which we may hold or may be senior to us;

      Are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on us. As well, limited resources may make it difficult to attract the necessary talent or invest in the necessary infrastructure to help the company grow;

      Generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

      Generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.

In addition, in the course of providing significant managerial assistance to certain of our portfolio companies, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

We will invest primarily in privately-held companies. These investments are typically illiquid. As such, we may have difficulty exiting an investment promptly or at a desired price or outside of a normal amortization schedule for debt investments. Private companies also have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. In addition, little public information generally exists about these companies, which may include a lack of audited financial statements and ratings by third parties. We must therefore rely on the ability of our Adviser to obtain adequate information to evaluate the potential risks of investing in these companies. These companies and their financial information may not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. These factors could affect our investment returns.

If we make unsecured investments, those investments might not generate sufficient cash flow to service their debt obligations to us.

We may make unsecured debt investments and debt investments that are subordinated to other obligations of the obligor. Unsecured investments often reflect a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. If we make an unsecured investment in a company, that company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service its debt obligations to us and to more senior lenders.

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If we invest in the securities and obligations of distressed and bankrupt issuers, we might not receive interest or other payments.

We are authorized to invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments.

Risks associated with Original Issued Discount bonds and Payment in Kind debt instruments.

We may make debt investments or finance transactions with debt instruments that may either be issued at a discount to their face value and provide no interest payments over the life of the instrument (original discount bonds—“OID”), or we may receive warrants in connection with the origination of loans, or we may make debt investments from which we may receive which we may receive payments in kind (“PIK”) interest payments that are capitalized for some portion or over the life of the loan. Each of these types of instruments represent particular kinds of risk as they do not generate cash flow, though for tax purposes and for our status as a RIC they will require us to recognize income which must be taxed or distributed.

More specifically, for any warrants received we will be required to determine the cost basis of such warrants (or other equity related securities received) based upon their respective fair values on the date of receipt in proportion to the total fair value of the debt and warrants (or other equity). Any resulting difference between the face amount of the debt and its recorded fair value resulting from the assignment of value to the warrant or other equity instruments is treated as original issue discount for which we will be required to immediately recognize income. PIK loans generally represent a significantly higher credit risk than coupon loans. PIK loans have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. PIK accruals may create uncertainty about the source of distributions to shareholders (that is, cash distributions might come from offering proceeds or our capital rather than income). Further, the deferral of PIK interest has the effect of increasing assets under management and, therefore, increasing the base management fee at a compounding rate, which may create the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

The lack of liquidity in our investments may adversely affect our business.

We will make equity investments primarily in companies whose securities are not publicly-traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments will usually be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in the companies in which we invest.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to the company or have the opportunity to increase our investment through the exercise of options or warrants to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative effect on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation, may dilute our interest in the company or may reduce the expected yield on the investment.

The companies in which we invest may incur debt that ranks equally with, or senior to, our investments in such companies.

We will invest in all levels of the capital structure of our portfolio companies. These companies may have, or may be permitted to obtain, additional financing which may rank equally with, or senior to, our investment. By their terms, such financings may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive such payments. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company, holders of instruments ranking senior to our investment would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior investors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of financing ranking equally with our investments, we would have to share on an equal basis any distributions with other investors holding such financing in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the portfolio company.

The disposition of our investments may result in contingent liabilities.

Most of our investments will involve private securities. In connection with their disposition, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that our representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

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Second priority liens on collateral securing loans that we make to a company may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make to portfolio companies will be secured on a second priority basis by the same collateral securing such companies’ senior secured debt. The first priority liens on the collateral will secure the obligations of the companies to their senior lenders and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the senior loans. The holders of senior secured obligations will generally control the liquidation of the collateral and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we do. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by second priority liens after payment in full of all senior secured obligations. If such proceeds are not sufficient to repay amounts owed to junior lenders, then we, to the extent we are not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company's remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to a company with outstanding senior debt may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the senior lenders. Under such agreements, at any time that senior secured obligations are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the senior secured obligations:: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control companies to which we provide debt.

We do not expect to control portfolio companies in which we make debt investments, even though we may have board representation or board observation rights and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that the management of such a portfolio company may make business decisions with which we disagree or, as representative of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-publicly-traded companies, we may not be able to dispose of our interests in a portfolio company as readily as we would like or at an appropriate valuation. As a result, a company may make decisions that could decrease the value of our holdings.

We may incur lender liability as a result of our lending activities.

In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories generally referred to as “lender liability.” Lender liability is generally based on the idea that a lender has either violated a contractual or implied duty of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of fiduciary duties owed to the borrower, its stockholders and its other creditors. As a lender, we may be subject to allegations of lender liability, which could be costly to defend and a distraction to our management and could result in significant liability.

Defaults by our portfolio companies will harm our operating results.

The failure of a portfolio company in which we make a debt investment to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the ability of the company to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company, which may include the waiver of certain financial covenants.

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We may not realize gains from our equity investments.

We will make direct equity investments in portfolio companies. In addition, when we invest in first and second lien senior loans or mezzanine debt, we may acquire warrants to purchase equity securities. Our goal in such investments will be primarily to realize gains upon our disposition of such equity interests. However, our equity interests may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity investments, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests.

We may be subject to additional risks if we invest in foreign companies or engage in related hedging transactions.

The Company Act generally requires that 70% of our investments be in domestic issuers. Our investment program does not currently contemplate that we will make significant investments in non-US businesses, but it is possible that, to a limited extent, we could invest in such companies in the lower middle market should compelling opportunities for such investments present themselves and such investments complement our overall strategy and enhance the diversification of our portfolio. If we invest in foreign issuers, we may also engage in hedging transactions to minimize our foreign currency or interest rate exposure, though such investment strategies would not be used to increse our returns. Investing in foreign securities and engaging in hedging transactions would entail additional risks. Investing in foreign securities involves risks that are not necessarily associated with domestic securities investments such as: (i) the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S., which may have a significant effect on the markets for foreign securities; (ii) government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; (iii) foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers, which may make some foreign investments inherently riskier than domestic investments; (iv) the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and (v) currency exchange rate fluctuations and policies may introduce significant uncertainties as to the return on foreign investment and, in some circumstances may produce losses in of themselves. The risks of foreign investments typically are greater in less developed countries or emerging market countries. While hedging transactions would be intended to offset declines in the value of our foreign portfolio positions, they could also limit the amount of our gain should such values increase. While we would enter into hedging transactions in order to reduce currency rate and interest rate risks, unanticipated changes in such rates could result in poorer overall investment performance than if we had not done so. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and in the portfolio positions being hedged could vary and such variations could prevent us from achieving the intended hedge and expose us to a risk of loss.

We will experience fluctuations in our quarterly operating results.

We will experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in, and the timing of, our recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied on as being indicative of our performance in future periods.

We may concentrate our investments in companies in a particular industry or industries.

If we concentrate our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results.

Risks Relating to Economic Conditions

Continued disruption of the capital and credit markets could negatively affect our business.

As a BDC, it will be essential for us to maintain our ability to raise additional capital for investment purposes. Without sufficient access to the capital or credit markets, we may be unable to pursue attractive new business opportunities or we may be forced to curtail our operations. Since mid-2007, the capital and credit markets have experienced extreme volatility and disruption, creating uncertainty in the financial markets in general. Though global credit and other financial market conditions have improved and stability has increased throughout the international financial system, the secondary credit crisis in Europe, the uncertainty surrounding the United States rapidly increasing national debt and continuing global economic malaise have kept markets volatile. Corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. Ongoing disruptive conditions and new governmental legislation or rule-making to address them may negatively affect our ability to obtain financing or increase our funding costs which could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any. Continued volatility could affect how we manage our portfolios and could negatively affect our returns.

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Adverse economic conditions or increased competition for investment opportunities could delay deployment of our capital, reduce returns and result in losses.

Adverse economic conditions may make it difficult to find suitable investments promptly, efficiently or effectively in a manner that is most beneficial to our stockholders. Any delay in investment, or inability to find suitable investments, could adversely affect our performance, retard or reduce distributions and reduce our overall return to investors. We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as commercial banks and other traditional financial services companies and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, increasingly make investments in small to mid-sized private U.S. companies. As a result, competition for investment opportunities in private U.S. companies is intense and may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring for portfolio companies than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure and, if we do, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of loss of capital. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number or the size of our competitors in this target market could force us to accept less attractive investment terms. Further, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions imposed on us as a BDC.

Economic recessions or downturns could impair a company in which we invest and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. In that case, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds.   We expect that our long term fixed rate investments will be financed primarily with equity and long term debt. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We may occasionally use interest rate risk management techniques, primarily in highly volatile market conditions, in an effort to limit our exposure to interest rate fluctuations, but we will not use such techniques as a means of enhancing our returns. These techniques may include various interest rate hedging activities to the extent permitted by the Company Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

Recent changes in financial regulations (the Dodd-Frank Act).

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our stockholders.

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Future changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations (including regulations under the Dodd-Frank Act) could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

Upon commencement of this offering, we will be subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to pay distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules and regulations, we may be adversely affected.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic or global economies and create additional uncertainties, which may negatively affect the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation” on page 2. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and result of operations. Similarly, these rules could prevent us from making additional investments in companies in which we have invested, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time in order to comply with the Company Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments. Further, any failure by us to comply with the requirements imposed on BDCs by the Company Act could cause the SEC to bring an enforcement action against us or expose us to the claims of private litigants. In addition, if approved by a majority of our stockholders, we may elect to withdraw our status as a BDC. If we withdraw our election or otherwise fail to qualify, or maintain our qualification, as a BDC, we may be subject to substantially greater regulation under the Company Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility and could significantly increase our operating costs.

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Risks Relating to this Offering and Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their shares of common stock if our board of directors does not decrease the offering price in the event of a decline in our net asset value per share.

The purchase price at which you purchase shares will be determined at each monthly closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting the sales loads. In the event of a decrease in our net asset value per share, you could pay a premium for your shares of common stock if our board of directors does not decrease the offering price. A decline in our net asset value per share to an amount more than 10% below our current offering price, net of the sales load, creates a rebuttable presumption that there may have been a material change in the value of our assets such that a reduction in the offering price per share may be warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. If (i) our net asset value per share decreases to more than 10% below our then current net offering price and (ii) our board of directors believes that such decrease is the result of a non-temporary movement in the credit markets or the value of our assets, our board of directors will undertake to establish a new net offering price that is not more than 10% above our net asset value per share. If our board of directors determines that the decrease is the result of a temporary movement in the credit markets, investors may purchase shares at an offering price per share, the sales load, which represents a premium to the net asset value per share of greater than 10%. See “Plan of Distribution.”

Delays in the application of offering proceeds to our investment program may adversely affect our results.

To the extent that there are significant delays in the application of the initial or subsequent proceeds of this offering to our investment program, from time to time, due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution, it will be more difficult to achieve our investment objectives and our returns may be adversely affected.

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a best efforts basis, whereby our Dealer Manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Therefore, if you purchase shares you will likely have limited ability to sell your shares. We currently intend to list our shares on a national securities exchange between five and seven years following the completion of this offering, or, if we believe that market conditions are then not suited for a listing, we will attempt to complete an alternative liquidity event, such as the sale of all or substantially all of our remaining assets followed by a liquidation, merger, or other transaction in which our stockholders would receive cash or shares of a publicly-traded company. There can be no assurance, however, that we will be able to obtain a listing or complete a liquidity event within such time frame. Should we not be able to do so within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible.) However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting we may suspend the liquidation of the company for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors.

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In making a decision to apply for listing of our shares, our directors will determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management considerations and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

California residents will not be exempted for trading of our securities in accordance with Corporations Code §25104(h).

We have been informed by the California Department of Corporations that our shareholders will not be able to trade their shares on the secondary market in California in reliance upon the exemption under Corporations Code §25104(h). However, there may be other exemptions to cover private sales by a bona fide owner for his own account without advertising and without being effected by or through a broker dealer in a public offering. Investors are encouraged to seek the advice of their independent legal counsel.

Forced liquidation and being publicly listed may have adverse impact on the value of our common stock.

Because we are required to seek to list our shares or a liquidity event not more than seven years after completion of this offering, subject to the authority of the independent directors or the rights of the shareholders to postpone liquidation, we may be forced to seek a listing or a liquidation when market conditions are not favorable which may have an adverse impact on the value of our shares.

The trading price of our common stock, if we become listed, may fluctuate substantially. The price of our common stock that will prevail in the market in the future will depend on many factors, some of which are beyond our control and may not be directly related to our operating performance. In fact, shares of publicly-traded closed-end investment companies frequently trade at a discount to their net asset value per share. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

You should also be aware that due to the potential volatility of our stock price once a market for our stock is established, we may become more susceptible to securities litigation, as other publicly-traded entities have experienced. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

The price of our common stock was established on an arbitrary basis and is not based on the amount or nature of our assets or our book value. Therefore, at any given time, the offering price may be higher than the value of our investments.

Because our Dealer Manager is an affiliate of our Adviser, you will not have the benefit of an independent review of the prospectus customarily performed in underwritten offerings.

The Dealer Manager is an affiliate of Triton Pacific and will not make an independent review of us or this offering. Accordingly, you will have to rely on your own broker-dealer to make an independent review of the terms of this offering. If your broker-dealer does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by our Dealer Manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. You will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to publicly-traded companies.

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Our Dealer Manager has no experience selling shares on behalf of a BDC and may be unable to sell a sufficient number of shares for us to achieve our investment objectives.

The success of this offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of our Dealer Manager to establish and maintain a network of licensed securities brokers-dealers and other agents. Our Dealer Manager has no experience selling shares on behalf of a BDC. There is therefore no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to construct a portfolio of a sufficiently broad array of assets. If our Dealer Manager fails to perform, we may not be able to raise adequate proceeds through this offering to implement our investment strategy. As a result, we may be unable to achieve our investment objectives, and you could lose some or all of the value of your investment.

As soon as practicable after we have obtained the minimum offering requirement we intend to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares and, to the extent are able to sell your shares under the program you may not be able to recover the amount of your investment in our shares.

As soon as practicable after we have obtained the minimum offering requirement we intend to commence tender offers to allow you to tender your shares on a quarterly basis at a price equal to 90% of the offering price on the date of repurchase. As proposed, the share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan (at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares); (2) we do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in any quarter; (3) you must tender at least 25% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $5,000 in shares subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares tendered to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate applicable restrictions on distributions under federal or Maryland law that prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. During this offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in our offering. As a result, to the extent you have the ability to sell your shares to us as part of our share repurchase program, the price at which you may sell your shares, which we expect to be 90% of the offering price on the date of repurchase under ordinary conditions, may be lower than what you paid in connection with your purchase of shares in our offering.

In addition, if you choose to participate in our share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although you will have the ability to withdraw your repurchase request prior to the repurchase date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

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We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with our Adviser in transactions originated by our Adviser unless we first obtain an exemptive order from the SEC. We may seek exemptive orders, and the SEC has granted exemptive relief for co-investments to other BDCs in the past. However, there can be no assurance that we will obtain such relief.

We anticipate that, depending on market conditions, it may take us several months before we have raised sufficient funds to make any investments or to invest the proceeds of this offering in securities meeting our investment objectives and providing sufficient diversification of our portfolio. During this period, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Pursuant to our charter, a majority of our entire board of directors may amend our charter to increase the number of our authorized shares of stock without stockholder approval. After your purchase in this offering, our board may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or to employees of our Adviser or Administrator. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Distribution Reinvestment Plan will dilute the interest of those who do not Opt-in.

We currently have a dividend re-investment plan that requires participants to “Opt-in” to re-invest dividends paid. For those investors who do not “Opt-in” to the dividend re-investment plan their interest in the company will be diluted over time, relative to those investors who do “Opt-in” to have their distributions used to purchase additional shares of our common stock.

We may issue preferred stock as a means to access additional capital, which could adversely affect common shareholders and subject us to specific regulation under the Company Act.

We may issue preferred stock as a means to increase flexibility in structuring future financings and acquisitions. However, preferred stock has rights and preferences that would adversely affect the holders of common stock, including preferences as to cash distributions and preferences upon the liquidation or dissolution of the Company. As well, every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the Company Act require the separate vote of the holders of any issued and outstanding preferred stock.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board may amend the

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bylaws to remove that exemption in whole or in part without stockholder approval. The Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including certain mergers, consolidations, issuances of equity securities and other transactions, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties, (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by a super majority vote of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares. See “Description of Our Securities—Business Combinations.”

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three outside directors to be subject to certain corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, the board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Federal Income Tax Risks

We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC

To obtain and maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

      The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. We will be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

      The income source requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

      The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities; if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer, and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

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If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind (“PIK”) interest ,or issued warrants, in certain cases, with increasing interest rates), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”

You may receive shares of our common stock as distributions which could result in adverse tax consequences to you.

In order to satisfy the annual distribution requirement applicable to RICs, we may have the ability to declare a large portion of a distribution in shares of our common stock instead of in cash. As long as a portion of such distribution is paid in cash (which portion can be as low as 10% for our taxable years ending on or before December 31) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits would be a dividend for U.S. federal income tax purposes. As a result, a stockholder would be taxed on the entire distribution in the same manner as a cash distribution, even though a portion of the distribution was paid in shares of our common stock.

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

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If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate shareholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the shareholder and will be deductible by such shareholder only to the extent permitted under the limitations described below. For non-corporate shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a shareholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

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ESTIMATED USE OF PROCEEDS

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments primarily in small to mid-size private companies in accordance with our investment objectives and using the strategies described in this prospectus. In addition, as a strategy to manage excess cash, we may make smaller and differing types of investments in, for example, syndicated loan opportunities, high quality debt securities, and other public and private yield-oriented debt and equity securities, directly and through sub-advisers. The remainder will be used for working capital and general corporate purposes. Based on current market conditions, we anticipate that it may take several months to raise sufficient capital to begin investments and to fully invest the initial proceeds we receive in connection with this offering, depending on the availability of investment opportunities that are consistent with our investment objectives and strategies. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives.

Pending such use, and subject to having met the minimum offering requirement, we will invest the net proceeds of this offering primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. See “Investment Adviser Agreement.”

The following table sets forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell the maximum 20,000,000 shares registered in this offering. The amount of our net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commissions and dealer manager fee, which make up the sales load, may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Minimum Offering		Maximum Offering
	Amount	%	Amount	%
Gross Proceeds	$2,500,000.00	100.00%	$300,000,000.00	100.00%
Less:
Sales Load	$250,000.00	10.00%	$30,000,000.00	10.00%
Offering Expenses	$125,000.00	5.00%	$6,000,000.0	2.00%
Net Proceeds/Amount Available for Investments	$2,125,000.00	85.00%	$ 264,000,000.00	88.00%
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DISTRIBUTIONS

We intend to authorize, declare and pay distributions quarterly as soon as practicable after we have obtained the minimum offering requirement . Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a quarterly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board. Each year a statement on Internal Revenue Service Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, and/or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

From time to time and not less than quarterly, our Adviser will be required to review our accounts to determine whether distributions are appropriate. We shall distribute pro rata to our stockholders funds received by us which our Adviser deems unnecessary for us to retain.

To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98% of our capital gain in excess of capital loss for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the Company Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

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DISCUSSION OF THE COMPANY’S EXPECTED OPERATING PLANS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We are a newly organized, specialty finance company formed to make debt and equity investments in small and mid-sized private companies. Upon commencement of this offering, we will be an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a BDC under the Company Act and that intends to elect to be treated for U.S. federal income tax purposes, and to qualify annually thereafter, as a RIC, under the Code.

Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. We intend to focus on investing in “lower middle market companies,” which we define as companies with annual revenues between $10 million and $250 million and earnings before interest, taxes, depreciation and amortization, or EBITDA, of between $1 million and $25 million. Lower middle market companies are typically private companies, but we may occasionally invest in public companies that qualify as eligible portfolio companies for BDCs under the Company Act. In order to diversify our investment portfolio and to the extent allowed by the Company Act and consistent with our continued qualification as a RIC, we may also invest in loans to larger companies, which should be more liquid than the debt securities of smaller companies. In addition, as a strategy to manage excess cash, we may make smaller and differing types of investments in, for example, syndicated loan opportunities, high quality debt securities, and other public and private yield-oriented debt and equity securities, directly and through sub-advisers.

We will seek to maximize returns while preserving our capital by applying rigorous due diligence and financial analysis in making investments and carefully monitoring our investments on an ongoing basis. We expect our investments to range in size between approximately $1 million and $25 million each, although this investment size may vary as the size of our capital base changes. In most cases, companies will be privately held at the time we invest in them. We may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which may generate current yield.

In order to continue to qualify as a BDC, at least 70% of our assets must be “qualifying assets” for purposes of the Company Act. We expect that significantly more than 70% of our assets will normally be qualifying assets, but we may from time to time invest our free cash balances (such as cash generated when we dispose of a portfolio investment) in opportunistic “non-qualifying assets” investments in order to seek enhanced returns for our stockholders, or as a means of risk management, pending re-investment in qualifying assets or distribution to our stockholders. Such investments may include syndicated loan opportunities, high quality debt securities, and other public and private yield-oriented debt and equity securities, directly and through sub-advisers. We may, far less frequently, also invest in debt and equity securities of companies located outside of the United States. Although it is difficult to determine with any precision what percentage of our assets at any given time will be represented by non-qualifying assets (as the balances in our portfolio will shift over time due to investment opportunities and market conditions), all such investments will be made in compliance with the Company Act and in a manner that will not jeopardize our status as a RIC.

Our equity and debt investments may be supplemented by equity equivalent instruments, such as warrants, options to buy a minority interest, or contractual payment rights or rights to receive a proportional interest in the operating cash flow or net income of a portfolio company. Any warrants we receive with our debt securities will often have only a nominal exercise price, and thus, as a portfolio company appreciates in value, we may achieve additional investment return at small additional expense. We intend to structure such warrants to include provisions protecting our minority or, if applicable, controlling,-interest, as well as puts, or rights to sell such securities back to the portfolio company upon the occurrence of specified events. In addition, we may obtain demand or “piggyback” registration rights in connection with these equity interests.

We plan to hold many of our debt investments to maturity or repayment, but will sell these investments earlier if a liquidity event takes place, such as the sale or recapitalization of a company, or if we otherwise determine that a sale is in our best interest.

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Operating and Regulatory Structure

Our investment activities will be managed by our Adviser and supervised by our board of directors, a majority of who will be independent. Under our proposed investment adviser agreement, we anticipate paying our Adviser a quarterly base management fee based on our gross assets as well as incentive fees based on our performance. See “Investment Adviser Agreement.” Our Administrator will provide us with general ledger accounting, fund accounting, and investor and other administrative services. We will enter into an administration agreement with our Administrator, an affiliate of our Adviser. Our Administrator will act as our transfer agent, plan administrator, distribution paying agent and registrar, although it may retain one or more third parties to assist in providing such services to us. At the time of this offering, our Administrator has contracted with Bank of New York Mellon and affiliated entities to provide additional compliance and administrative services, while we have directly engaged Bank of New York Mellon and affiliated entities to act as our custodian.

Revenues

We plan to generate revenue in the form of dividends, interest and capital gains. In addition, we may generate revenue from our portfolio companies in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees will be recognized as earned.

Expenses

Our primary operating expenses will be the payment of advisory fees and other expenses under the proposed investment adviser agreement. The advisory fees will compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments.

We will bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

      corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and management services agreement;

      the cost of calculating our net asset value per share, including the cost of any third-party valuation services;

      the cost of effecting sales and repurchase of shares of our common stock and other securities;

      investment advisory fees;

      fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

      transfer agent and custodial fees;

      fees and expenses associated with marketing efforts;

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      federal and state registration fees;

      federal, state and local taxes;

      independent directors’ fees and expenses;

      costs of proxy statements, stockholders’ reports and notices;

      fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

      direct costs such as printing, mailing, long distance telephone, and staff;

      fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;

      costs associated with our reporting and compliance obligations under the Company Act and applicable federal and state securities laws;

      brokerage commissions for our investments;

      legal, accounting and other costs associated with structuring, negotiating, documenting and completing our investment transactions;

      all other expenses incurred by our Adviser, in performing its obligations, subject to the limitations included in the investment adviser agreement; and

      all other expenses incurred by either our Administrator or us in connection with administering our business, including payments to our Administrator under the administration agreement that will be based upon our allocable portion of its overhead and other expenses incurred in performing its obligations under the administration agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs.

Financial Condition, Liquidity and Capital Resources

We will generate cash primarily from the net proceeds of this offering, and from cash flows from fees  (such as management fees), interest and dividends earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of funds will be investments in companies, payments of our expenses and distributions to holders of our common stock. Subsequent to obtaining the minimum offering requirement, we will sell our shares on a continuous basis at a price of $15.00; however, if our net asset value per share increases above $15.00 per share, by more than 10%, we will increase the offering price to a price which, after deduction of the sales loads, it will be at least equal to our net asset value per share. In connection with each closing on the sale of shares of our common stock pursuant to this prospectus, our board of directors or a committee thereof is required to make the determination within 48 hours of the time that we price our shares for sale that we are not selling shares of our common stock at a price materially below our then current net asset value. Prior to each closing, to the extent we are required to do so under applicable disclosure obligations, we will update the information contained in this prospectus, including with regard to any changes in the offering price per share, by filing a prospectus supplement with the SEC, and we will also post any updated information to our website.

We may borrow funds to make investments at any time, including before we have fully invested the proceeds of this offering, to the extent we determine that additional capital would allow us to take advantage of investment opportunities, or if our board of directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders. We have not yet decided, however, whether, and to what extent, we will finance portfolio investments using debt. We do not currently anticipate issuing any preferred stock.

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Capital Contribution by our Adviser

Our Adviser has contributed an aggregate of $101,250 to us to purchase 7,500 shares of common stock at $13.50 per share, which is the initial public offering price of $15.00 per share, excluding the sales load. Because no sales load will be paid with respect to the Adviser’s investment in us, the net offering proceeds per share received by us from the Adviser will be equal to the net offering proceeds per share that we will receive from this offering. Our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

Distribution Policy

We intend to authorize, declare and pay distributions quarterly as soon as practicable after we have obtained the minimum offering requirement . Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a quarterly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the quarter using record and declaration dates and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board. Each year a statement on Internal Revenue Service Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, and/or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98% of our capital gain in excess of capital loss for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax.

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.” Any distributions reinvested under the plan will nevertheless remain taxable to U.S. stockholders. If you hold shares in the name of a broker or financial intermediary, you should contact the broker or financial intermediary regarding your election to receive distributions in additional shares of our common stock.

Critical Accounting Policies

This discussion of our expected operating plans is based upon our expected financial statements, which will be prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of these financial statements will require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we will describe our critical accounting policies in the notes to our future financial statements.

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Valuation of Portfolio Investments

Our board of directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available will be valued at such market quotations. For most of our investments, market quotations will not be available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:

  Each portfolio company or investment will be valued by our Adviser, potentially with assistance from one or more independent valuation firms engaged by our board of directors;
  the independent valuation firm, if involved, will conduct independent appraisals and make an independent assessment of the value of each investment;
  the audit committee of our board of directors will review and discusses the preliminary valuation prepared by our Adviser and that of the independent valuation firm, if any; and
  the board of directors will discuss the valuations and determine the fair value of each investment in our portfolio in good faith based on the input of our Adviser, the independent valuation firm, if any, and the audit committee.

Investments will be valued utilizing a cost approach, a market approach, an income approach, or a combination of approaches, as appropriate. The cost approach is most likely only to be used early in the life of an investment or if we determine that there has been no material change in the investment since purchase. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount, calculated using an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the company’s ability to make payments, its earnings and discounted cash flows, the markets in which the company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

We have adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. It defines fair value as the price an entity would receive when an asset is sold or when a liability is transferred in an orderly transaction between market participants at the measurement date. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

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In accordance with ASC Topic 820, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Contractual Obligations

We expect to enter into a contract with our Adviser to provide investment advisory services and a contract with our Administrator to provide administrative and management services. Our Administrator will act as our transfer agent, plan administrator, distribution paying agent and registrar, although it may retain one or more third parties to assist in providing such services to us. At the time of this offering, our Administrator has contracted with Bank of New York Mellon and affiliated entities to provide additional compliance and administrative services, while we have directly engaged Bank of New York Mellon and affiliated entities to act as our custodian. Payments for investment advisory services under the proposed investment adviser agreement in future periods will be equal to (a) a quarterly base management fee of 0.5% of the value of our gross assets and (b) an incentive fee based on our performance (as measured by the capital gains of our investments). See “Investment Adviser Agreement.” We anticipate that our Administrator will be reimbursed for administrative expenses incurred on our behalf. See “Administrative Services.”

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BUSINESS DEVELOPMENT COMPANY OVERVIEW

A BDC is a category of investment company, regulated under the Company Act, created by legislation in 1980 designed to promote investment in small businesses. Congress authorized investment companies to elect BDC status in order to facilitate the flow of capital to private companies and smaller public companies that do not have access to public capital markets or other conventional forms of financing. The Company Act provides a body of regulation for investment companies whose shares are offered to the public. BDCs are subject to regulatory requirements under the Company Act that are designed to facilitate their investment in the types of companies whose need to raise capital was the impetus behind Congress’ action in adding the BDC as a category of investment company.

Most BDCs are operated so as to qualify as a RIC for U.S. federal income tax purposes because a RIC generally is not subject to corporate level U.S. federal income tax on any of its ordinary income and long-term capital gain that it distributes to its stockholders, so long as it distributes at least 90% of its “investment company taxable income” to its stockholders in a timely manner.

The BDC structure provides the following benefits to individual investors:

      Access to investments that have historically been accessible outside the BDC model generally only by high-net-worth and institutional investors (such as pension funds and endowments) primarily due to high minimum investment and specialized investment expertise requirements;

      Investments managed by professionals with specialized expertise and experience necessary to fully understand and evaluate investment opportunities and manage investment holdings;

      Potential to reduce risk by diversifying an individual’s investment over a portfolio of assets without requiring a large investment; and

      Investor protection under the Company Act, a substantive regulatory and disclosure regime designed to, among other things, limit opportunities for overreaching by affiliates of the BDC.

Transaction Types

The companies in which BDCs typically invest require capital for a number of different purposes, including management buyouts, leveraged buyouts, recapitalizations and growth and acquisition financing.

      Management Buyouts. Management buyouts often occur when business owners, often for estate planning reasons, seek to transition out of an investment, but existing management desires to remain with the company to realize what they perceive as its potential for significant value creation. In such transactions, company management will often seek a financial sponsor to aid in the purchase of the company through a combination of equity and debt.

      Leveraged Buyouts. Leveraged buyouts occur when financial investors such as private equity firms purchase companies, often with the use of additional leverage placed on the balance sheet of the company. This leverage can include several layers, including senior secured, second lien and mezzanine debt.

      Recapitalizations. Recapitalizations occur when firms can benefit by changing their capital structure to enhance equity returns and/or allow existing investors to realize value through a significant, one-time distribution. In some instances, firms may be able to support additional debt due to growth in profitability and in other cases may seek external investment to partially or fully replace existing investors. Recapitalizations are also a key means of exit for institutional investors that are required to return capital to their stakeholders.

      Growth and Acquisition Financings. Growth and acquisition financings occur when private firms need capital to fund growth opportunities. Private firms represent a significant portion of the growth segment of the U.S. economy and these firms often do not have adequate internally generated cash flow to fund growth organically or through acquisitions. These firms usually seek capital from external sources, including banks, mezzanine lenders, private equity firms or the public markets.

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Capital Structure

Investments by BDCs may take a number of different forms, depending on the needs and capital structure of the investments. Typically investors determine the appropriate type of investment based upon their risk and return requirements. Senior secured debt is the most secure investment because it typically has the first claim on some or all of the assets and cash flows of the company, followed by second lien and mezzanine debt, preferred equity and finally common equity. Due to this priority of cash flows and claims on assets, an investment’s risk increases as it moves up the capital structure. Investors are usually compensated for the risks associated with junior status in the form of higher return potential, either through higher interest payments or potentially higher capital appreciation. We intend to invest throughout our portfolio companies’ capital structures, including senior secured loans, second lien loans and mezzanine loans, as well as both preferred and common equity investments.

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INVESTMENT OBJECTIVES AND POLICIES

Our Company

We are a newly organized specialty finance company. Our investment objective is to generate both current income and long term capital appreciation through debt and equity investments in small to mid-size private businesses. We will be managed by our Adviser. Our Adviser is controlled by Craig Faggen, our Chairman and Chief Executive Officer. We will enter into an administrative agreement with our Administrator, which is also an affiliate of our Adviser and controlled by Mr. Faggen. Our Administrator will provide the administrative services, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate. Our Administrator will act as our transfer agent, plan administrator, distribution paying agent and registrar, although it may retain one or more third parties to assist in providing such services to us. At the time of this offering, our Administrator has contracted with Bank of New York Mellon and affiliated entities to provide additional compliance and administrative services, while we have directly engaged Bank of New York Mellon and affiliated entities to act as our custodian.

We anticipate investing the proceeds of this offering predominately in lower middle market companies. We expect that each investment will range between $1 million and $25 million, although this investment size will vary with the size of our capital base. We define lower middle market companies as those with annual revenues of between $10 million and $250 million, and EBITDA of between $1 million and $25 million. We anticipate that our investments will take the form of newly-originated loans and equity investments as well as investments in secondary market transactions, including equity purchased from current owners and loans acquired from banks, other specialty finance companies, private equity sponsors, loan syndications and other investors.

The structure of our investments is likely to vary and we expect to invest throughout a portfolio company’s capital structure, including, but not limited to, senior secured and unsecured debt, mezzanine debt, preferred equity, common equity, warrants and other instruments, many of which generate current yield. In addition, in order to diversify our investment portfolio and to the extent allowed by the Company Act and consistent with our continued qualification as a RIC, we may also invest in loans to larger companies which should be more liquid than the debt securities of smaller companies.

So that we continue to qualify as a BDC, we intend to make investments so that at least 70% of our assets are “qualifying assets” for purposes of the Company Act. We may invest the balance of our portfolio in opportunistic “non-qualifying assets” investments in order to seek enhanced returns for our stockholders. Such investments may include investments in the debt and equity instruments of broadly-traded public companies. We expect that these investments generally will be in debt securities that are non-investment grade. Within this 30% basket, we may also invest in debt and equity securities of companies located outside of the United States. All such investments are intended to be made in compliance with the Company Act and in a manner that will not jeopardize our status as a RIC.

The initial members of our management team will be Craig Faggen, who will serve as our chief executive officer and chairman of the board; and Michael Carroll, who will serve as our chief financial officer and secretary. Mr. Faggen is also an officer of our Adviser and Messrs. Faggen and Carroll are also officers of our Administrator.

Our Adviser

Our Adviser is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. Our Adviser is majority owned by Triton Pacific, which is controlled by Mr. Faggen. We expect that Mr. Faggen will be the principal officer of the Adviser.

Mr. Ivan Faggen; Mr. Joseph Davis; Mr. Thomas Scott; and Mr. Sean Gjos will initially be members of the investment committee of our Adviser. For more information on the background of these members of the Adviser see “Portfolio Management—Our Investment Adviser”.

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Market opportunity

Our target market, domestic companies with revenues from $10 to $250 million and EBITDA between $1 and $25 million, represents a large majority of the private businesses in the United States, accounting for 31% of US gross domestic product and 20% of the US work force (representing 23 million working Americans).d*

In particular, we believe that this market offers significant investment opportunities due to the demographic trend of “baby boom” generation entrepreneurs reaching retirement age. According to PricewaterhouseCoopers’ April 7, 2010 Private Company Trendsetter Barometer, 38% of business owners plan to monetize their businesses within the next five years. Small business owners (those with less than $100 million in revenue) represent 60% of those owners planning to do so by sale and of these, 43% are driven by a desire to retire.

We find that companies in the lower middle market have historically been poorly and inefficiently served by the capital markets. Many U.S. financial institutions are ill-suited to lend to such companies because such lending (i) is more labor intensive than lending to large companies due to the smaller size of each investment and the fragmented nature of information available about them, (ii) requires enhanced due diligence and underwriting practices, including greater and more sustained interaction with management and financial analysis tailored to the lower middle market, and (iii) may require more extensive on-going monitoring.

The recent banking and financial crisis has further limited access to credit throughout the economy and particularly affected lower middle market companies, which have become even more constrained in their ability to access either debt or equity from what few sources were previously available. Many significant participants in the debt markets over the past five years, such as hedge funds and managers of collateralized loan obligations, have contracted or eliminated their origination activities as investor credit concerns have reduced their available funding. Moreover, many regional banks have failed and many that have not continue to face significant balance sheet constraints and increased regulatory scrutiny, which we believe restricts their ability to provide loans to lower middle market companies, We believe that this relative decline in competition has created a compelling opportunity for well-capitalized specialty financial services companies with experience in investing in small to mid size companies and will drive higher quality deals to companies such as ours and allow us to be more selective in our investment process. The members of the investment committee of our Adviser have demonstrated their ability to source and invest in these companies on attractive terms.

______

d* Source: Census Bureau 2007

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Business Strategy

Focus on ‘Basic’ Businesses within the Lower Middle Market

We will primarily invest in small and mid-sized private companies as described above. We believe that these companies are often overlooked by larger private equity investors and have less access to the capital markets than their larger competitors due to the fact that they are small and, accordingly, more difficult to source and, in some case, manage. This creates an opportunity to invest in these companies at lower valuations and on more attractive terms than are typically present in larger market transactions. We generally will invest in entrepreneurial, but established, companies with positive cash flow. We will focus on businesses in what we call ‘basic’ industries—that is, industries in which growth is not dependent on a continuous cycle of new technological development—including healthcare services, software and IT, business services, consumer products, specialty finance, light manufacturing, logistics and value-added distribution.

Disciplined Underwriting and Rigorous Portfolio Management

Our Adviser will employ a disciplined underwriting and due diligence process which will include an extensive initial review of all prospective portfolio companies, their competitive position, financial performance and the dynamics of the industry in which they compete. We will seek to invest with management teams or other private equity sponsors who have a demonstrated track record building value. Through our Adviser, we will offer managerial assistance to our portfolio companies, giving them access to our Adviser’s investment experience, direct industry expertise and contacts, and allowing us to continually monitor their progress. As part of the monitoring process, our Adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, meet with management, attend board meetings, review all compliance certificates and covenants and maintain our awareness of critical industry developments and trends

Equity Investment Opportunities

For equity investments, we will seek to identify companies with solid management and untapped potential that would benefit from a combination of new capital and strategic relationships and our operating expertise and guidance. While the founders of such companies have built successful enterprises, they often need additional capital and management resources and a more sophisticated perspective to take the company to the next level. We believe that these companies, led by appropriately motivated management teams, can be vehicles for creating substantial value through accelerated growth and operational improvements.

Value Added Management

For equity investments, we will seek to negotiate terms that will provide us with significant influence or control of a portfolio company. When making an investment, we will attempt to leverage our Adviser’s operational and financial expertise to strengthen portfolio company management teams and assist them in achieving their full potential. To do so, we will employ our Adviser’s Value Enhancement Program, to change the corporate infrastructure of portfolio companies with a view to accelerating and enhancing their “exit readiness”. This strategy has often resulted in a short-term reduction in portfolio company earnings and cash flow while the company’s sales catch up with the more robust infrastructure required for rapid growth that we help put in place. The intended result, however, is a larger, more professional organization, which can either be used as a platform for future expansion or be built into a potential add-on to a larger player in its market; in either instance an attractive target for a larger private equity fund or a strategic corporate buyer.

Opportunistic Debt Investment (Attractive Yield with Reduced Risk)

We will seek to identify attractive debt investments that capitalize on our Adviser’s areas of expertise within the lower middle market. These investments will be senior to equity in the capital structure, thereby reducing risk. In addition, our investments will focus on long-term credit performance and principal protection. Likewise, we will structure our loan investments on a conservative basis with high cash yields, first and/or second lien security interests where possible, cash origination fees, low leverage levels and strong contractual protections. Our debt investments will have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative, and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections will reduce our risk of loss of capital while allowing for meaningful current cash flow to investors and some level of participation in value creation through equity participation rights.

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Well Established Firm and Experienced Investment Committee

Our Adviser’s management team is primarily from TPCP, which was founded in 2001 to provide access to capital and management/operational expertise to the underserved lower middle market. TPCP has since expanded to include multiple affiliates and the management of numerous investment funds that specialize in providing specialty investment opportunities in the lower middle market for institutional and individual investors and a broad array of capital resources to mature lower middle market companies. Triton Pacific Capital Partners, LLC has to date invested in 18 companies with an estimated aggregate enterprise value at the time of acquisition of approximately $200 million.2 We believe that the investment committee of our Adviser has developed an extensive network of relationships and a specialty in dealing with the lower middle market, as well as a reputation for its expertise, fair dealing, flexibility and ability to handle transactions beyond the reach of others in this market space.

Industry Experts

We may call upon a select group of operating partners who have expertise in specific industries that we find attractive and the wherewithal to play an active role in creating value for our investments that fall within their areas of expertise.

Strong Deal Flow

We believe that our Adviser will have strong deal flow as a result of the strong market reputation of the Adviser and its principals as investors and its and their extensive network of relationships with numerous transaction brokers and small financial intermediaries. We believe that their industry relationships with other private equity sponsors, investment banks, business brokers, merger and acquisition advisers, financial services companies and commercial banks are a significant source for new investment opportunities. We believe our Adviser is well known in the financial sponsor community, and that its experience and reputation provide a competitive advantage in originating new investments. From time to time, we may receive referrals for new prospective investments for which we may pay a referral fee or a finder’s fee.

Diversification

We recognize that an over concentration in one or a limited number of positions in our portfolio would increase the risk of exposure to adverse changes in a single investment. We will endeavor to construct and maintain our portfolio to reduce such risks, including through investments throughout a company’s capital structures and among companies in a multitude of different industries and geographic markets, thereby reducing the concentration of risk in any one type of investment, company or sector of the economy. We cannot guarantee that we will be successful in this effort.

Investment Philosophy

We will focus on the following key elements when evaluating an investment opportunity:

Attractive Industries: We will identify industries that exhibit strong growth characteristics or consolidation attributes, are experiencing rapid rates of change or are beginning to transform their business models.

Solid Management: Management is critically important in any company. However, making significant changes in strategy or operations or driving towards rapid expansion places additional demands on leadership. Therefore, we are only interested in investing in companies with solid management teams in place or where there is a clear and achievable strategy of attracting the right people to the team. In all cases, we firmly believe it is essential for management to be committed to agreed-upon strategic objectives for the company prior to making an investment.

__________

2Data regarding TPCP’s investments excludes two early stage venture capital investments made it which are not consistent with our investment objectives .

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Positive Cash Flow: We will identify companies with a sufficient history or clear prospect of positive cash flow to allow for distributions, while retaining sufficient cash to grow the company.

Operating Inefficiencies/Modernization: Many small businesses have not taken advantage of the tools that have become available to their industry to drive operational efficiencies and support more rapid growth. We will look to invest in companies that have potential because they have not yet benefited from new production techniques, new technologies, or other promising industry trends that have benefited their larger competitors.

Ability to Add Value: Our Adviser’s experienced executives can be valuable to any management team, particularly those attempting to grow their company aggressively. We will evaluate each prospective investment to understand our ability, through our Adviser, to be a value-added partner, either as a member of the board or as a more active advisor.

Investment Principles

We have established the following principles, which we believe, when consistently followed and properly executed, will result in successful private equity investments:

      Each investment will be premised on a specific strategic opportunity.

      We will conduct extensive due diligence to obtain an in-depth understanding of the business and its industry in order to identify and evaluate the strategic and financial opportunities associated with the investment and the risks associated with those opportunities.

      The purchase price or loan terms must be determined from an assessment of the overall investment opportunity and associated risks, not solely the competitive environment. We will not pay the “market price” for an investment should we believe the inherent value of the investment will not sustain such a price. The result may be “missed” opportunities. However, we believe that investment discipline will better serve our investors in the long run.

      The pricing and structuring of the transaction will be determined by the requirements and objectives of the strategic plan, not vice versa.

      Management must understand, agree with, and be committed to the goals of a strategic plan and must have the proper incentives to achieve such goals.

      We will invest on terms that will provide us with relatively significant influence or control over the companies.

Investment Process

Debt and equity investments are expected to be made in well managed privately-owned companies. Investment opportunities will be generated by our Adviser from its relationships with private equity sponsors, bankers, executives and its extensive deal network.

When pursuing an investment, each stage of the investment process presents an opportunity to create value in the prospective investment.

Stage I - Sourcing: Equity transactions are sourced primarily from intermediaries, including national, regional and local investment banks as well as local business brokers. Although some private equity groups prefer to source “proprietary” deals (i.e., non-marketed deals, without an intermediary), our Adviser has found that intermediaries play a valuable role in educating sellers in the lower middle market as to the pricing realities of the market and the structural requirements of investors. Our debt investments will be primarily sourced through other private equity sponsors.

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To ensure a large volume of deals, our Adviser has amassed a database of more than 4,000 investment intermediaries and market participants (including other private equity sponsors) who focus on small to medium sized companies. In order to keep these intermediaries engaged, our Adviser has developed a comprehensive, fully integrated direct marketing plan including broadcast emails, letters, telephone calls, and visits to keep the intermediaries updated on recent transactions to assure that they remain on the intermediaries priority list.

In addition, members of our Adviser have built relationships with executives in industries we believe to be attractive. These executives may become a source for proprietary opportunities and may be available as industry partners to help evaluate, invest and subsequently grow the companies.

Stage II - Due Diligence: A thorough understanding and evaluation of the strategic opportunity offered by a potential investment and the risks and opportunities unique to a company and its marketplace is crucial at the outset. This can only be achieved through an extensive due diligence process and comprehensive financial and operational analysis of the business. We believe that the due diligence process is not just a financial review, but rather a comprehensive industry, operational, management, marketing, technical and legal assessment. In conducting its due diligence, our Adviser may capitalize on industry partners’ expertise and relationships when relevant.

During the initial screening, our Adviser will evaluate the company, assesses its management and look to identify the primary risks and opportunities of the business. During the detailed due diligence, our Adviser will employ a checklist of more than 100 standard questions as well as questions specific to the business and industry that have been derived from industry standards and modified by experience and the initial screening process. As part of this process, they will conduct a thorough operational due diligence review. This may include site visits to gain an accurate impression of the business and management’s capabilities.

The decision to invest is reached by consensus among the members of the investment committee of our Adviser and then must be approved by our board of directors. Our Adviser believes that its focus on effective internal communication and its team-based compensation structure has created an environment for a collaborative, open and complete process, and ultimately leads to better investment decisions.

Stage III – Structuring Transactions: We believe that the members of the investment committee of our Adviser have developed complex structuring expertise and deep mergers and acquisitions experience which we will be able to leverage when making a portfolio company investment. The intent is to structure transactions in a manner that is fair to the existing shareholders and yet minimizes the downside risk to us. Because of the inefficiencies in the lower middle market, we believe we will be able to obtain structures that offer significant risk mitigation for investors.

Stage IV - Building Companies: Our overall objective is to generate returns from our investment portfolio of 20%+ per year. To meet this objective, we will focus a portion of our Adviser’s efforts on building our investments into larger, more efficient, and more valuable businesses. We are not in the business of running companies, but our Adviser has an investment committee with extensive portfolio management experience that is dedicated to, and experienced in working with companies to build and enhance their operations. For equity and equity like investments, our Adviser utilizes a unique Value Enhancement Program to help companies achieve this goal.

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Competition

Our primary competition in providing financing to small and mid-sized private companies will include public and private equity funds, commercial banks, investment banks, commercial financing companies, and, to a lesser extent, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of funds as well as access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and the ability to establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the Company Act will impose on us as a BDC. We expect to use the industry information of our Adviser to assess investment risks and determine appropriate pricing for our investments. In addition, we expect that the relationships of our Adviser will enable us to discover, and compete effectively for, financing opportunities with attractive small and mid-sized companies in the industries in which we seek to invest.

Facilities

Our executive offices are located at 10877 Wilshire Blvd. 12th Floor, Los Angeles, CA 90024. We believe that our current office facilities are adequate for our business as we intend to conduct it.

Legal Proceedings

Neither we nor our Adviser are currently subject to any material legal proceedings. Nonetheless members of our Advisers, in their other capacities, may currently be involved in legal proceedings and from time to time, we and individuals employed by us or our Adviser may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts. The outcome of any potential legal proceedings cannot be predicted with certainty.

Determination of Our Net Asset Value

We will determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, we anticipate that our Adviser will prepare valuations using relevant inputs, including but not limited to indicative dealer quotes, values of like securities, the most recent financial statements of portfolio assets and forecasts.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (as codified in the Accounting Standards Codification under Topic 820, or ASC Topic 820), which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we expect to undertake a multi-step valuation process each quarter, as described below:

      Our quarterly valuation process will begin with each portfolio company being initially valued by our Adviser’s investment committee, with such valuation potentially taking into account information received from an independent valuation firm, if applicable;

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      Preliminary valuation conclusions will then be documented and discussed with our audit committee;

      Our audit committee will review the preliminary valuation and our Adviser’s investment committee, together with our independent valuation firm, if applicable, will supplement the preliminary valuation to reflect any comments provided by the audit committee; and

      Our board of directors will discuss valuations and determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of our Adviser, the audit committee and any third-party valuation firm, if applicable.

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board will consider include the borrower’s ability to adequately service its debt, the fair market value of the company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Equity interests for which there is no liquid public market will be valued at fair value. The board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

We may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments or industry practices in determining fair value. We may also consider the size and scope of a company and its specific strengths and weaknesses, as well as any other factors we deem relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

Determinations in Connection With Offerings

Subsequent to obtaining the minimum offering requirement, w e will sell our shares on a continuous basis at an initial offering price of $15 per share. If our net asset value per share increases by more than 10% from our net asset value per share as of the previous closing (which we have determined to be material), we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of the sales loads, that is below our net asset value per share. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. In connection with each closing of sales of our shares in this offering, our board of directors or a committee thereof is required within 48 hours of the time of such closing, to make the determination that we are not selling shares of our common stock at a price which, after deducting the sales loads, is below our then current net asset value per share. The board of directors or a committee thereof will consider the following factors, among others, in making such determination:

      The net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC;

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      Our management’s assessment of whether any material change in our net asset value per share has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing; and

      The magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value per share in connection with each closing and sale of shares of our common stock, but instead it involves the determination by the board of directors or a committee thereof that, at the time at which the closing and sale is made, we are not selling shares of our common stock at a price which, after deducting the sales loads, is materially below the then current net asset value per share.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price which, after deducting the sales load, is materially below the then current net asset value per share of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if our net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value per share within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting the sales loads, is materially below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value per share to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the Company Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

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MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities and financing arrangements, quarterly valuations of our assets and corporate governance activities. The board of directors will have an audit committee and may establish additional committees from time to time as necessary. Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if a director should be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Board of Directors and Executive Officers

Our board of directors consists of 5 members, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the Company Act. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under section 402 of the Sarbanes-Oxley Act.  The Chairman of the Board is Craig Faggen, who is an interested director. The audit committee will be made up of a majority of independent directors who will be responsible for assuring the proper valuation of our assets and the NAV of our shares. Our leadership structure is designed to provide that we are led by a team with the necessary management experience to guide us, while assuring an independent check on management decisions and our financial well-being.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups—interested directors and independent directors. The address for each director is c/o Triton Pacific Investment Company, Inc., 10877 Wilshire Blvd, 12th Floor, Los Angeles, CA 90024.

Name (Age)	Position Held	Director Since	Expiration of Current Term	Principal Occupation Past 5 Years

Interested Directors
Craig J. Faggen (42)	Chairman and CEO	2012	2013	Private Equity Professional
Ivan Faggen (72)	Director	2012	2013	Private Equity Professional

Independent Directors
Ronald W. Ruther (76)	Director, Audit Committee	2012	2013	Business Advisor
Marshall Goldberg (71)	Director, Audit Committee	2012	2013	Directorships
William Pruitt (71)	Director, Audit Committee	2012	2013	Directorships

Biographical Information

Interested Directors:

Craig Faggen: Mr. Faggen is our Chairman of the Board and Chief Executive Officer. Mr. Faggen has over 15 years of experience developing and implementing strategic initiatives and structuring numerous complex capital markets transactions. Mr. Faggen is a co-founder of Triton Pacific, which includes TPCP, and has been actively involved in building its private equity division. As CEO of Triton Pacific, Mr. Faggen has overall firm oversight responsibilities. Prior to co-founding Triton Pacific, he was a founder and a partner in the boutique investment banking firm Triton Pacific Capital, LLC. There he was instrumental in the due diligence, structuring, and closing of several billion dollars of transactions. Prior to co-founding Triton Pacific, Mr. Faggen worked in Arthur Andersen’s Capital Markets Group, where he acted as a financial advisor to a number of public and private companies on various transactions including IPOs, securitized debt transactions, equity private placements, dispositions and M&A related opportunities. Mr. Faggen has a B.A. in Economics from UCLA and a Masters Degree from MIT.  Craig Faggen sits on the board of a number of private companies, most of which are portfolio companies of investment funds managed or sponsored by Triton Pacific Capital Partners, LLC or its affiliates. Mr. Faggen does not sit on the board of any other public companies.

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Ivan Faggen: Mr. Faggen has over 45 years of experience providing strategic advice and executing capital market transactions. He co-founded, with his son Craig Faggen, and is actively involved in the business of Triton Pacific and TPCP. Prior to that, he co-founded Triton Pacific Capital, LLC with Craig Faggen. Mr. Faggen spent over 33 years at Arthur Andersen working with small and mid-size companies on a variety of strategic, operational, and financial issues. Prior to his departure, he was one of seven Worldwide Directors of Arthur Andersen’s Industry Group. In that position, he not only built an advisory practice with $300 million of annual revenues, but was also instrumental in facilitating hundreds of domestic and international transactions. He received a B.S. in Business Administration from Wayne State University and is a retired CPA. In addition, he served as Chairman of the Counselors of Real Estate, Chairman of the Counselors of Real Estate Foundation and was a member of the advisory board of the Carlyle Group.  Ivan Faggen sits on the board of a number of private companies, most of which are portfolio companies of investment funds managed or sponsored by Triton Pacific Capital Partners, LLC or its affiliates. Mr. Faggen does not sit on the board of any other public companies.

Independent Directors:

Ronald W. Ruther: Mr. Ruther has been a business advisor to small businesses, their owners and a coach to their CEOs in over 15 different industries for over 20 years. During this period, he has served on many Boards of Directors for privately owned companies with annual sales ranging from $10 million to over $150 million. As a Director, Mr. Ruther has served as Chairman of Governance, Audit and Compensation Committees. Prior to this, Mr. Ruther was with Arthur Andersen & Co. for 32 years and took early retirement in 1992. As a tax partner for over 20 years and Head of the Tax Practice in Orange County, California, Mr. Ruther specialized in business consulting, mergers and acquisitions, executive compensation, employee benefits and family wealth planning. His clients ranged from start-ups to large public corporations. Mr. Ruther has a B.S. in Business from Northwestern University and a J.D. from Northwestern Law School. He is a retired CPA and member of the Illinois Bar.

Marshall Goldberg: Mr. Goldberg, served in various capacities in a thirty year career with Prudential Financial Services, Inc. As Corporate Vice President for Agent Training and Manpower Development, he was responsible for agency training for the company's 35,000 person field force. Mr. Goldberg participated as a lead principal in the development and introduction of its Universal Life insurance product which soon became the dominant variable life contract in the insurance industry. As a Regional Marketing Vice President, he headed several sales organizations staffed by thousands of agents and field staff. As Senior Vice President of the Prudential Home Mortgage Company, he led a national sales and production organization and served on the risk management and enterprise management committees. Mr. Goldberg has a BSBA degree in Economics from the University of Florida and acquired several financial services designations. He is currently the chair of a charitable initiative, serves on an endowment committee and sits on the boards of several community and charitable organizations.

William Pruitt: Mr. Pruitt is the general manager of Pruitt Enterprises, LP and president of Pruitt Ventures, Inc. Previously, Mr. Pruitt served as the managing partner for the Florida, Caribbean and Venezuela operations of the independent auditing firm of Arthur Andersen, LLP. Mr. Pruitt has been an independent board member of multiple boards, including Swisher Hygiene, Inc., NV5, Inc., MAKO Surgical Corp., and PBSJ Corporation. Mr. Pruitt holds a Bachelor of Business Administration from the University of Miami and is a Certified Public Accountant (inactive).

 Executive Officers (who are not directors):

Michael Carroll, Chief Financial Officer and Secretary: Mr. Carroll has extensive experience in the area of financial accounting and has spent several years at Triton Pacific managing fund finances and investor relations. Prior to joining Triton Pacific, Mr. Carroll managed the business functions and accounts of various political organizations and worked on Capitol Hill. Prior experiences include serving as Deputy Treasurer of Virginians for Jerry Kilgore, a Richmond-based candidate committee, where Mr. Carroll managed the committees’ campaign contributions, totaling over $22 million. Mr. Carroll received a BS from Virginia Commonwealth University.

Committees of the Board of Directors

Audit Committee

Our audit committee is composed wholly of our independent directors. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in fair value pricing debt and equity securities that are not publicly-traded or for which current market values are not readily available. The board of directors and audit committee may utilize the services of an independent valuation firm to help them determine the fair value of these securities. Messrs. Pruitt, Ruther and Goldberg are the members of our audit committee, and Mr. Ruther is the chairman. Our board of directors has determined that Mr. Ronald Ruther is an “audit committee financial expert” as defined under relevant SEC rules.

Compensation of Directors

Directors will receive an annual cash retainer of $20,000, plus $1,000 for every meeting they attend and reimbursement of any reasonable out of pocket expenses incurred in such connection. In addition, the Chairman of the Audit Committee will receive an annual cash retainer of $10,000 and members of the Audit Committee will receive an annual fee of $2,500 for their additional services, as well as $500 per Audit Committee meeting and reimbursement of any reasonable out of pocket expenses incurred. We will not, however, pay any compensation to directors who also serve as executive officers for us or our Adviser. In addition, we will purchase directors’ and officers’ liability insurance on behalf of our directors and officers.

Compensation of Executive Officers

None of our executive officers will receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business will be provided to us by the officers and the employees of our Adviser and Administrator pursuant to the terms of the investment adviser agreement and the administration agreement, respectively, that we expect to enter into before beginning operations.

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PORTFOLIO MANAGEMENT

The management of our investment portfolio will be the responsibility of our Adviser. We anticipate that all new investments will require approval by a consensus of our Adviser’s investment committee, which will be led by Craig Faggen. For more information regarding the business experience of Mr. Faggen, see “Management—Board of Directors and Executive Officers.” For more information regarding the background of the other members of our Adviser’s investment committee, see “Our Investment Adviser”, below. We will not directly compensate the members of our Adviser’s investment committee, but such members may be employees or partners of our Adviser and may receive compensation or profit distributions from our Adviser which will be derived at least in part from the fees we pay our Adviser.

The table below shows the dollar range of shares of our common stock beneficially owned as of the date of this prospectus by each employee of our Adviser or any of its affiliates.

Name of Portfolio Manager	Dollar Range of Equity Securities(1)

Craig J. Faggen	Over $100,000

(1) Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or Over $100,000.

Our Adviser

Below is a brief description of the background and experience of the principals of our Adviser and the senior investment professionals employed or retained by our Investment Adviser and its affiliates.

Our Investment Adviser is affiliated with Triton Pacific and its subsidiary TPCP. Craig J. Faggen, Ivan Faggen, Joseph Davis, Thomas M. Scott and Sean Gjos are all partners in TPCP. Below is biographical information on each of the members of our Adviser’s investment committee, who are not also one of our executive officers.

      Joseph Davis brings 20+ years of experience in healthcare operations, having managed and built several healthcare businesses. He attended the University of California at Irvine.

      Thomas M. Scott brings 10+ years of experience in origination and execution of middle market private equity transactions, previously with TAG Venture Partners. He has a B.A. from Dartmouth College.

      Sean D. Gjos has 10+ years of experience in finance, private equity and operations as a strategic and financial Adviser, previously as a corporate officer of Fiberspace and with the private equity group Hicks Muse Tate & Furst. He has a B.A. from Brown University and an M.B.A. from UCLA.

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INVESTMENT ADVISER AGREEMENT

Management Services and Responsibilities

Our Adviser is a Delaware limited liability company registered as an investment company under the Advisers Act. The principal executive offices of our Adviser are located at 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024. Subject to the overall supervision of our board of directors, our Adviser will provide investment advisory and management services to us and may also provide on our behalf managerial assistance to those of our portfolio companies to which we are required to do so.. Under the terms of our proposed investment adviser agreement, our Adviser will, among other things:

      Determine the composition of our portfolio, the nature and timing of changes to our portfolio and the manner of implementing such changes;

      Identify, evaluate and negotiate the structure of our investments (including performing due diligence on our prospective portfolio companies); and

      Monitor our investments.

Our Adviser’s services under the proposed investment adviser agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, our Adviser may engage one or more sub-advisers to assist it in carrying out its activities as our investment adviser.

Management Services Fee

Pursuant to the investment adviser agreement, we will pay our Adviser a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee.

The base management fee will be calculated at a quarterly rate of 0.5% of our average gross assets (including amounts borrowed for investment purposes) and payable quarterly in arrears. For the first quarter of our operations, the base management fee will be calculated based on the initial value of our gross assets. Subsequently, the base management fee for any calendar quarter will be calculated based on the average value of our gross assets at the end of that and the immediately preceding quarters, appropriately adjusted for any share issuances or repurchases during that quarter. The base management fee may or may not be taken in whole or in part at the discretion of our Adviser. All or any part of the base management fee not taken as to any quarter shall be accrued without interest and may be taken in such other quarter as our Adviser shall determine. The base management fee for any partial quarter will be appropriately pro-rated.

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Though, in accordance with the Advisers Act, the Adviser is entitled to an incentive fee on both current income earned and income from capital gains, the Adviser has agreed to waive its right to any incentive fees from current income. As such, the Adviser will be paid an incentive fee only upon the realization of a capital gain from the sale of an investment. The incentive fee will be calculated and payable quarterly in arrears or as of the date of our liquidation or the termination of the investment adviser agreement, and will equal 20.0% of our realized capital gains on a cumulative basis from inception through the end of each quarter, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

For purposes of the foregoing: (1) the calculation of the incentive fee shall include any capital gains that result from cash distributions that are treated as a return of capital, (2) any such return of capital will be treated as a decrease in our cost basis for the relevant investment and (3) all fiscal year-end valuations will be determined by us in accordance with GAAP, applicable provisions of the Company Act and our pricing procedures. In determining the incentive fee payable to our Adviser, we will calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each of the investments in our portfolio. For this purpose, aggregate realized capital gains, if any, will equal the sum of the positive differences between the net sales prices of our investments, when sold, and the cost of such investments since inception. Aggregate realized capital losses will equal the sum of the amounts by which the net sales prices of our investments, when sold, is less than the original cost of such investments since inception. Aggregate unrealized capital depreciation will equal the sum of the difference, if negative, between the valuation of each investment as of the applicable date and the original cost of such investment. At the end of the applicable period, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee will equal the aggregate realized capital gains less aggregate realized capital losses and less aggregate unrealized capital depreciation with respect to our portfolio investments. If this number is positive at the end of such period, then the incentive fee for such period will be equal to 20% of such amount, less the aggregate amount of any incentive fees paid in all prior periods.

Examples of Quarterly Incentive Fee Calculation

Scenario 1

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

Year 3: FMV of Investment B determined to be $25 million

Year 4: Investment B sold for $31 million

The incentive fee, if any, would be:

Year 1: None

Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)

Year 3: None — $5 million (20.0% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

Year 4: Incentive fee on capital gains of $200,000 — $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains paid in Year 2)

Scenario 2

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

Year 4: FMV of Investment B determined to be $35 million

Year 5: Investment B sold for $20 million

The incentive fee, if any, would be:

Year 1: None

Year 2: $5 million incentive fee on capital gains— 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

Year 3: $1.4 million incentive fee on capital gains— $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2

Year 4: None

Year 5: None — $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3.

Scenario 3

Assumptions

Year 1: Net offering proceeds total $75 million. $20 million investment made in Company A

(“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

Year 2: Investment A sold for $25 million and all proceeds, net of any capital gains incentive fees payable, are returned to shareholders. FMV of Investment B determined to be $30 million and FMV of Investment C determined to be $27 million.

Year 3: FMV of Investment B determined to be $31 million. FMV of Investment C Determined to be $20 million.

Year 4: FMV of Investment B determined to be $35 million. FMV of Investment C determined to be $25 million.

Year 5: Investments B and C sold in an orderly liquidation for total proceeds of $80 million. All proceeds, net of any capital gains incentive fees payable, are returned to shareholders.

The incentive fee, if any, would be:

Year 1: None

Year 2: $1 million incentive fee on capital gains– 20.0% multiplied by a realized gain $5 million (no unrealized depreciation or realized losses occurred).

Year 3: None

Year 4: None

Year 5: $5 million incentive fee on capital gains – $6 million cumulative realized capital gains of Investments A, B and C (20.0% multiplied by $30 million) less $1 million cumulative incentive fee on capital gains paid in Year 2.

‡The returns shown above are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses will be the payment of fees and other expenses under our Investment Adviser Agreement and our Administration Agreement. Our investment advisory fee will compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We expect to enter into an Administration Agreement with our Administrator.

We will bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

      corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and management services agreement;

      the cost of calculating our net asset value per share, including the cost of any third-party valuation services;

      the cost of effecting sales and repurchase of shares of our common stock and other securities;

      fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

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      transfer agent and custodial fees;

      fees and expenses associated with marketing efforts;

      federal and state registration fees;

      federal, state and local taxes;

      independent directors’ fees and expenses;

      costs of proxy statements, stockholders’ reports and notices;

      fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

      direct costs such as printing, mailing, long distance telephone, and staff;

      fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;

      costs associated with our reporting and compliance obligations under the Company Act and applicable federal and state securities laws;

      brokerage commissions for our investments;

      legal, accounting, consulting and other costs associated with structuring, negotiating, documenting and completing our investment transactions.

      all other expenses incurred by our Adviser, in performing its obligations subject to the limitations included in the investment adviser agreement; and

      all other expenses incurred by either our Administrator or us in connection with administering our business, including payments to our Administrator under the administration agreement that will be based upon our allocable portion of its overhead and other expenses incurred in performing its obligations under the administration agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs. We will enter into an administration agreement with the Administrator.

Duration and Termination

Our Adviser’s services under the investment adviser agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. Unless earlier terminated as described below, the investment adviser agreement will remain in effect for a period of two years from the date of approval by our board of directors and will remain in effect from year to year thereafter if approved annually by (i) the vote of our board of directors, or by approval by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter, and (ii) the vote of a majority of our independent directors. An affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter is also necessary in order to make material amendments to the investment adviser agreement. The investment adviser agreement will automatically terminate in the event of its assignment. As required by the Company Act, the investment adviser agreement will provide that we may terminate the agreement without penalty upon 60 days’ written notice to the Adviser. Our Adviser may voluntarily terminate the investment adviser agreement upon 120 days’ notice prior to termination and must pay all expenses associated with its termination.

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Indemnification

Our charter and the investment adviser agreement will provide that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to the fullest extent permitted by law for any liability or loss suffered by the Adviser in connection with its services to us. However, in accordance with the Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Further, we will not provide indemnification to a person for any loss or liability that would violate any other federal or state securities laws. To this end and in order to comply with NASAA Omnibus Guidelines, until such time as we may list our shares on a national securities exchange the following limitations on indemnification shall apply:

I. We shall not provide for indemnification of an any party entitled to indemnification unless all of the following conditions are met:

(a) The Corporation has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Corporation;

(b) The Corporation has determined, in good faith, that the party seeking indemnification was acting on behalf of or performing services for the Corporation;

(c) The Corporation has determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party is the Adviser, an affiliate of the Adviser or any officer of the Corporation, or (B) gross negligence or willful misconduct in the case that the party is a director (and not also an officer of the Corporation, the Adviser or an affiliate of the Adviser); or

(d) Such indemnification or agreement to hold harmless is recoverable only out of assets and not from the stockholders.

II. We shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by any person seeking indemnification unless one or more of the following conditions are met:

(a) there has been a successful adjudication on the merits of each count involving the alleged material securities law violations;

(b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

(c) a court of competent jurisdiction approves a settlement of the claims, and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

We shall pay or reimburse reasonable legal expenses and other costs incurred by a director, an officer, the Adviser or any Affiliate of the Adviser in advance of final disposition of a proceeding if all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf, (b) the person(s) seeking indemnification provide the Corporation with written affirmation of their good faith belief that the standard of conduct necessary for indemnification by us as authorized by Article XI of the bylaws has been met, (c) the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder of the Corporation acting in his or her capacity as such, a court of competent jurisdiction approves such advancement, and (d) such person(s) provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest, in cases in which such person(s) is found not to be entitled to indemnification.

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ADMINISTRATIVE SERVICES

We will enter into an administration agreement with our Administrator. Pursuant to the administration agreement, the Administrator will furnish us with office facilities, equipment, clerical, bookkeeping and record keeping services. Our Administrator will perform, assist us in performing or oversee the performance of our required administrative services, which include, among other things, maintaining required financial records; preparing, printing and disseminating reports to our stockholders; assist us in publishing our net asset value per share; oversee the preparation and filing of our tax returns and, generally, oversee the payment of our expenses and the performance of administrative and professional services rendered to us by others. Our Administrator will act as our transfer agent, plan administrator, distribution paying agent and registrar, although it may retain one or more third parties to assist in providing such services to us. At the time of this offering, our Administrator has contracted with Bank of New York Mellon and affiliated entities to provide additional compliance and administrative services, while we have directly engaged Bank of New York Mellon and affiliated entities to act as our custodian.

We will compensate our Administrator by payment of service fees approved by our independent directors which will reimburse the Administrator for our allocable portion of its overhead and other expenses incurred in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs. At the time of this offering, our Administrator has contracted with Bank of New York Mellon and affiliated entities to provide additional compliance and administrative services. Our Administrator may, at any time, engage one or more third parties to assist it in carrying out its duties as our Administrator. The administration agreement will be able to be terminated by either party without penalty upon 60 days’ written notice to the other party.

The administration agreement will provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, we will indemnify, to the fullest extent permitted by law, our Administrator and its officers, manager, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it against any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from our Administrator’s rendering of services to us under the administration agreement or otherwise .

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ADDITIONAL RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Craig Faggen, our chairman of the board and chief executive officer has ownership and financial interests in our Adviser, our Dealer Manager, our Administrator and other affiliated entities. Other officers and directors as well as members of the investment committee of our Adviser may also serve as principals of other investment managers affiliated with our Adviser, or other affiliates of our Adviser, that may in the future manage investment funds with investment objectives similar to ours.

Our Adviser may apply to the SEC for exemptive relief to enable us and any other registered companies advised by our Adviser or its affiliates to co-invest in certain privately-placed securities and other situations. If our Adviser applies for such relief, there are no assurances that it will receive the requested relief. If such relief is not obtained and until it is obtained, our Adviser may be required to allocate some investments solely to any of us and one or more registered funds or solely to one or more other unregistered accounts or funds advised by our Adviser or its affiliates. This restriction could preclude us from investing in certain securities we would otherwise be interested in and could adversely affect the pace at which we are able to invest our assets and, consequently, our performance.

Under the terms of our dealer manager agreement, Triton Pacific Securities will act as our exclusive Dealer Manager until the end of our initial public offering or until the dealer manager agreement is terminated.

License Agreement

We have entered into a license agreement with Triton Pacific pursuant to which it has agreed to grant us a non-exclusive, royalty-free license to use the name and brand “Triton Pacific”, its related trademarks and other proprietary property. Under this agreement, we will have a right to use the “Triton Pacific” name and brand, for so long as our Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Triton Pacific” name and brand. Triton Pacific is controlled by Craig Faggen, its president and our chairman of the board and chief executive officer.

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CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

After this offering, no person will be deemed to control us; as such term is defined in the Company Act. The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

      Each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

      Each of our directors and each executive officer; and

      All of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering.

	Shares Beneficially Owned as of the date of this Prospectus
Name and Address(1)	Number of Shares	Percentage assuming maximum amount is purchased
Director and Executive Officers:
Interested Directors:

Craig Faggen	7,500	100%

(1)     The shares attributed to Mr. Faggen are owned of record by our Adviser. The Address of our Adviser and Mr. Faggen is c/o Triton Pacific Investment Corporation, Inc., 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors:

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:

Craig Faggen	Over 100,000

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2) The dollar range of equity securities beneficially owned by our directors is based on an assumed initial public offering price of $15.00 per share.

(3) The dollar range of equity securities beneficially owned is: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

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DISTRIBUTION REINVESTMENT PLAN

We intend to authorize, declare and pay distributions quarterly as soon as practicable after we have obtained the minimum offering requirement. We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our stock. Participants in our distribution reinvestment plan are free to elect, revoke or reinstate their participation in the distribution reinvestment plan within reasonable time periods specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. Shares issued pursuant to our distribution reinvestment plan will be issued on the same date that we hold the first closing of the month for the sale of shares in this offering. Your reinvested distributions will purchase shares at a price equal to 95% of the price that shares are sold in the offering on such closing date or, if there is then no current offering, the most recent net asset value per share of the Company’s shares as determined by our board of directors. Should our stock at any time become listed on a regional or national securities exchange, shares issued pursuant to the plan will be issued at a price per share equal to 95% of the average daily open and close price per share on the distribution payment date, as reported by the securities exchange on which our shares are then traded. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional common stock by notifying our Administrator in writing so that such notice is received by it no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, our Administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to 95% of the price that the shares are sold in the offering on such monthly closing date or such price as is otherwise determined as provided above.

There will be no sales load or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay our Administrator’s fees for its services with respect to the plan.

If you receive distributions in the form of stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. Your basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the disbursement change form. Please e-mail administrator@tritonpacificinvestments.com for a copy of this form. You may send the completed form to the plan administrator at 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024 or by sending the completed form to our Administrator at the following e-mail address: administrator@tritonpacificinvestments.com.

All correspondence concerning the plan should be directed to our Administrator by mail at 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024 or by phone at (310)943-4990, or by e-mail at administrator@tritonpacificinvestments.com. All details of the plan are located in the prospectus.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to , Investor Relations, by mail at 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024 or by phone at (310)943-4990, or by e-mail at administrator@tritonpacificinvestments.com.

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DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 20,000,000 shares of stock, par value $0.001 per share, of which 20,000,000 shares are classified as common stock and none are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the Company Act. The Company Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the Company Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

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Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our bylaws obligate us, to the fullest extent permitted by Maryland law and subject to the requirements of the Company Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee or (iii) the Adviser or any any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the Company Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Notwithstanding the foregoing, and in accordance with guidelines adopted by the North American Securities Administrations Association, our bylaws prohibit us from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, the Adviser and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) we have determined, in good faith, that the party seeking indemnification was acting or performing services on our behalf; (3) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is the Adviser, any of its affiliates, or any officer of the Company, the Adviser or an affiliate of the Adviser, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, the Adviser or an affiliate of the Adviser); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

The investment adviser agreement provides that for so long as the Company is not listed on a national securities exchange, the Adviser and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Adviser or such other person, nor will the Adviser or such other person be held harmless for any loss or liability suffered by us, unless: (1) the Adviser or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) the Adviser or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by the Adviser or such other person acting as our agent; and (4) the indemnification or agreement to hold the Adviser or such other person harmless for any loss or liability is only recoverable out of our net assets and not from our stockholders.

Anti-Takeover Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors, Number of Directors; Vacancies; Removal

As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director.

Our charter provides that a majority of our board of directors must be independent directors, and the Company Act requires that a majority of our board of directors be persons other than “interested persons” as defined in the Company Act.

Our charter provides that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than one or more than twelve. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the Company Act.

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Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of the board of directors or (ii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the company each must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

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Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter,

      Amend the charter; or

      Remove our Adviser and elect a new investment adviser.

Without the approval of stockholders entitled to case a majority of all the votes entitled to be cast on the matter, our board of directors may not:

      Amend the charter; or

      Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our Investment Adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

      Appoint a new investment adviser;

      Unless otherwise permitted by law, sell all or substantially all of our assets other than in the ordinary course of business; and

      Unless otherwise permitted by law, approve a merger, consolidation or roll-up.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the Maryland General Corporation Law, our stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Securities Exchange Act of 1934, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Act. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

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      One-tenth or more but less than one-third;

      One-third or more but less than a majority; or

      A majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the Company Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the Company Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder (the “Business Combination Act”). These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

      Any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

      An affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which they otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

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After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

      80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

      Two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the Company Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Securities Exchange Act of 1934 and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws.

      provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

      reserve for itself the exclusive power to fix the number of directors;

      provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast;

      provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders.

Pursuant to our charter, we have elected to provide that all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Such election is subject to applicable requirements of the Company Act and to the provisions of any class or series of preferred stock established by the board.

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Conflict with the Company Act

Our bylaws provide that, if and to the extent that any provisions of the Maryland General Corporations Law, including the Control Share Act (if we amend our bylaws to be subject to such law) and the Business Combinations Act, or any provisions of our charter or bylaws, conflicts with any provisions of the Company Act, the applicable provisions of the Company Act will control.

Reports to Stockholders

Because of our public offering of securities and our expectation of having more than 500 stockholders, we will file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports will be available upon filing on the SEC’s website at www.sec.gov. These reports will also be available on our website at www.tritonpacificinvestments.com. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (“documents”) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

      a citizen or individual resident of the United States;

      a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

      an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

      a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We intend to elect to be treated as a RIC under Subchapter M of the Code beginning in our first taxable year after we have obtained the minimum offering requirement . As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the Annual Distribution Requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes.

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Taxation as a RIC

Provided that we qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. Federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax. We generally will endeavor in each taxable year to avoid any U.S. Federal excise tax on our earnings.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

      elect to be treated as a RIC;

      meet the Annual Distribution Requirement;

      qualify to be treated as a BDC or be registered as a management investment company under the Company Act derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly-traded partnership” (as defined in the Code), or the 90% Income Test; and

      diversify our holdings so that at the end of each quarter of the taxable year:

o    at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly-traded partnership”); and

o    no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly-traded partnerships,” or the Diversification Tests.

To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly-traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly-traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly-traded partnership”) in which we are a partner for purposes of the diversification tests.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

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We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest, or issued with warrants, in certain cases, with increasing interest rates), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Furthermore, a company may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test, such as cancellation of indebtedness income in connection with the work-out of a leveraged investment (which, while not free from doubt, may be treated as non-qualifying income) or the receipt of other non-qualifying income.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a “passive foreign investment company,” or PFIC, it may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the original earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the Company Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Qualifying Assets Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

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If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “—Failure To Obtain RIC Tax Treatment.”

As a RIC, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. U.S. federal income tax law generally permits RICs to carry forward net capital losses for up to eight taxable years. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the diversification tests will depend on whether or not the partnership is a “qualified publicly-traded partnership” (as defined in the Code). If the partnership is a “qualified publicly-traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be “securities” for purposes of the diversification tests. If the partnership, however, is not treated as a “qualified publicly-traded partnership,” then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation of U.S. Stockholders

Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax Advisers before making an investment in our common stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to noncorporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to “qualifying dividends” (at a maximum tax rate of 15% through 2012) provided that we properly designate such distribution as derived from “qualified dividend income” and certain holding period and other requirements are satisfied. We expect a portion of our distributions to be both qualifying dividends and non-qualifiying dividends.

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Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gain (at a maximum rate of 15% through 2012 in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

We may decide to retain some or all of our long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gain at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

We could be subject to the alternative minimum tax, or the AMT, but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect U.S. stockholders’ AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the Annual Distribution Requirement. If a portion of such distribution is paid in cash (which portion may be as low as 10% for our taxable years through 2013) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss

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arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

In general, noncorporate U.S. stockholders, including individuals, trusts and estates, are subject to a maximum U.S. federal income tax rate of 15% (through 2012) on their net capital gain, or the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Noncorporate stockholders with net capital loss for a year (which we define as capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital loss of a noncorporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital loss for a year, but may carry back such losses for three years or carry forward such losses for five years.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate shareholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the shareholder and will be deductible by such shareholder only to the extent permitted under the limitations described below. For non-corporate shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly-offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2% of such a shareholder’s adjusted gross income, and are not deductible for AMT purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. Federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 15% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold U.S. federal income tax, or backup withholding, at a rate of 28% (through 2012), from all taxable distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a noncorporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Internal Revenue Service Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax Advisers to determine the applicability of these regulations in light of their individual circumstances.

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Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

If our distributions are deemed to be effectively connected with a U.S. trade or business of the Non-U.S. stockholder, or, if an income tax treat applies, attributable to a permanent establishment in the United States, in which case the distributions will be subject to federal income tax at the rates applicable to U.S. persons, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or foreign trust, and such entities are urged to consult their own tax advisors.

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Distributions of our “investment company taxable income” to Non-U.S. stockholders that are not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. federal income tax at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits. Under a provision applicable to taxable years beginning before January 1, 2012, properly designated dividends received by a Non-U.S. stockholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of our “qualified net interest income” (generally, our U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are least a 10% stockholder, reduced by expenses that are allocable to such income) or (ii) are paid in connection with our “qualified short term capital gains” (generally, the excess of our net short term capital gain over our long term capital loss for such taxable year). Depending on the circumstances, we may designate all, some or none of our potentially eligible distributions as qualified net interest income or qualified short term capital gains, or treat such distributions, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this withholding exemption, a Non-U.S. stockholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or an acceptable substitute or successor form). In the case of shares held through an intermediary, the intermediary could withhold even if we designate the payment as qualified net interest income or qualified short term capital gain. Non-U.S. stockholders should contact their intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of our net capital gain to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder or, if an income tax treat applies, are not attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States,, will generally not be subject to U.S. Federal withholding tax and generally will not be subject to U.S. federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. federal income tax at a rate of 30% on capital gain of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes and; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. Federal withholding tax.

If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions, both actual and deemed, and gains realized on the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate provided in an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our “investment company taxable income” and net capital gain (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a “permanent establishment” in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the Annual Distribution Requirement. If a portion of such distribution is paid in cash (which portion may be as low as 10% through 2012) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, non-U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Effective January 1, 2013, we will be required to withhold U.S. tax at a 30% rate on payments of distributions and share repurchase proceeds to certain non-U.S. entities that fail to comply with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. We may request stockholders to provide additional information to enable us to determine whether withholding is required.

Non-U.S. persons should consult their own tax Advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long term capital gain, would generally be taxable to our stockholders as ordinary dividend income (currently eligible for the 15% maximum rate through 2012 in the case of U.S. individual stockholders) to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of a stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

If we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level tax on any such unrealized appreciation during the succeeding 10-year period.

Recent Legislation

On March 18, 2010, the President signed into law the Hiring Incentives to Restore Employment Act of 2010, or the HIRE Act. The HIRE Act imposes a U.S. withholding tax at a 30% rate on dividends and proceeds of sale in respect of shares of our common stock received by U.S. stockholders who own their shares through foreign accounts or foreign intermediaries and certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld. These new withholding rules are generally effective for payments made after December 31, 2012.

The Jumpstart Our Business Startups Act (the “JOBS Act”) became law on April 5, 2012. The JOBS Act substantially reduces the regulatory burdens on “emerging growth companies” (companies with less than $1 billion in annual revenue) during and following an IPO, and also substantially relaxes restrictions on communications with potential investors in the context of both public and private offerings. Many provisions of the JOBS Act, including the new relaxed standards for emerging growth companies, were immediately effective and did not require further SEC rulemaking. Certain other provisions, including the elimination of restrictions on publicity in connection with certain private offerings, will not become effective until the SEC adopts implementing rules.

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On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act. The Reconciliation Act will require certain U.S. stockholders who are individuals, estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of stock, subject to certain exceptions. This tax will apply for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax Advisers regarding the effect, if any, of the Reconciliation Act on their ownership and disposition of our common stock.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process any by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax Advisers concerning the tax considerations relevant to their particular situation.

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REGULATION

Prior to the completion of this offering, we will elect to be regulated as a BDC under the Company Act. The Company Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The Company Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the Company Act. In addition, the Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The Company Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We will generally not be able to issue and sell our common stock at a price below net asset value per share. See “Risk Factors—Risks Related to Business Development Companies”. Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value per share of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value per share in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

We may invest 100% of our assets in securities or obligations acquired directly from issuers in privately-negotiated transactions. With respect such securities, we may, for the purpose of public resale, be deemed an “underwriter” for purposes of the Securities Act. We may acquire warrants to purchase common stock of our portfolio companies in connection with acquisition financings or other investments and we may acquire rights to require our portfolio companies to repurchase the securities we acquire from them in certain circumstances. We do not intend to acquire securities issued by any investment company that exceeds the limits imposed by the Company Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities or obligations of one investment company or invest more than 10% of our total assets in the securities or obligations of more than one investment company. None of our investment policies are fundamental and may be changed without stockholder approval.

As a business development company, we will not be permitted to invest in any company in which our Adviser or any its affiliates currently have an investment or to make any co-investments with our Adviser or any of its affiliates without an exemptive order from the SEC. There can be no assurance, however, that we would obtain such exemptive relief. While we have not yet determined whether or not we will, in fact, participate in investments with other affiliates of our Adviser, such co-investment opportunities might give rise to actual or perceived conflicts of interest among us and other participating accounts. To mitigate these conflicts we and the Adviser have developed policies and procedures which require the Adviser to (i) execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the appropriateness of an investment for each party concerned, the relative amounts of capital available from each such party for new investments, the then current investment programs and objectives and portfolio positions of each party and any other factors deemed appropriate, and (ii) obtain the advice of Adviser personnel not directly involved with the investment giving rise to the conflict as to such appropriateness and other factors as well as the fairness to all parties of the investment and its terms.

Qualifying Assets

Under the Company Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the Company Act, which are referred to as “qualifying assets”, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

  Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the Company Act as any issuer which:
    is organized under the laws of, and has its principal place of business in, the United States;
    is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the Company Act; and
    satisfies any of the following:

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                                                               i.      does not have any class of securities that is traded on a national securities exchange;

                                                              ii.      has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

                                                            iii.      is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or

                                                             iv.       is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

  Securities of any eligible portfolio company that we control.
  Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
  Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
  Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
  Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

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Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the Company Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Related to Business Development Companies”. Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We have adopted a code of ethics in accordance with Rule 17j-1 under the Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. We have attached our code of ethics as an exhibit to the registration statement of which this prospectus is a part. You may also read and copy the code of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.

Compliance Policies and Procedures

We have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. The Company’s chief compliance officer, with whom we contract services, is responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We anticipate delegating our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that we anticipate that our Adviser will follow are set forth below. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of the Advisers Act and Rule 206(4)-6 thereunder.

Proxy Policies

Our Adviser will vote proxies relating to portfolio securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

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Proxy Voting Records

You may obtain information, without charge, regarding how our Adviser votes proxies with respect to our portfolio securities by making a written request for proxy voting information to our Chief Compliance Officer, 10877 Wilshire Blvd. 12th Floor, Los Angeles, CA 90024.

Other Matters

We will be periodically examined by the SEC for compliance with the Company Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Further, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We will be subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we will be subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

      pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer will be required to certify the accuracy of the financial statements contained in our periodic reports;

      pursuant to Item 307 of Regulation S-K, our periodic reports will be required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

      pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. This report must be audited by our independent registered public accounting firm.

      pursuant to Item 308 of Regulation S-K and Rule 12a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Jumpstart Our Business Startups Act (the "JOBS Act"). The Jumpstart Our Business Startups Act (the “JOBS Act”) became law on April 5, 2012. The JOBS Act substantially reduces the regulatory burdens on “emerging growth companies” (“ECGs”), which are companies with less than $1 billion in annual revenue and of which we will qualify) during and following an IPO, and also substantially relaxes restrictions on communications with potential investors in the context of both public and private offerings. Relevant for our purposes ECGs:

      are exempts from Section 404(b) of the Sarbanes-Oxley Act which requires public companies to obtain an auditor attestation report on internal controls; and

      are exempt from any new accounting standards issued after April 5, 2012 (unless we choose to avail ourselves of such new standards in whole—meaning should we choose any new accounting standards we will be subject to them all), until such time as any new accounting standards become mandatory for private companies.

Certain other provisions, which may be relevant, including the elimination of restrictions on publicity in connection with certain private offerings, will not become effective until the SEC adopts implementing rules.

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PLAN OF DISTRIBUTION

General

We are offering a maximum of 20,000,000 shares of our common stock to the public at an initial offering price of $15.00 per share. The shares are being offered by our Dealer Manager on a “best efforts” basis, which means generally that the Dealer Manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The offering of shares of our common stock will terminate on or before September 4, 2014, which is two years after the effective date of this offering, unless we elect to extend it to a date no later than September 4, 2015. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Subsequent to obtaining the minimum offering requirement, we will sell our shares on a continuous basis at an initial price of $15.00. If, however, our net asset value per share increases above $15.00 per share, by more than 10%, we will increase the offering price so that, after deduction of the sales loads, it will be at least equal to our net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a fixed dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.tritonpacificinvestments.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Although we will offer shares of our common stock on a continuous basis, we expect to accept subscriptions at closings in which we admit new stockholders. Shares purchased pursuant to our distribution reinvestment plan will be issued on the same dates that we hold our closings, one business day following the date a distribution is payable. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our closings of this offering.

About the Dealer Manager

Our Dealer Manager Triton Pacific Securities, LLC, is a member firm of the Financial Industry Regulatory Authority (FINRA). Our Dealer Manager was organized on January 6, 2006 and is owned by Craig Faggen, our chairman of the board and chief executive officer.

Compensation of Dealer Manager and Participating Broker-Dealers

Except as provided below, the Dealer Manager will receive sales load made up of selling commissions equal to 7.0% of the gross proceeds of shares sold in the offering and a dealer manager fee equal to 3.0% of the gross offering proceeds. We expect the Dealer Manager to authorize other broker-dealers that are members of FINRA, whom we refer to as participating broker-dealers, to sell our shares. The Dealer Manager may re-allow to a participating broker-dealer all or a portion of the sales load attributable to sales effected by such broker-dealer including a portion of the dealer manager fee. The amount of re-allowance will be based on such factors as the number of shares sold by the participating broker-dealer, the assistance of the broker-dealer in marketing the offering and due diligence expenses incurred. In addition to the dealer manager fee, we may reimburse our Dealer Manager for actual bona fide due diligence expenses incurred by our Dealer Manager or participating broker-dealers in an aggregate amount that is reasonable in relation to the gross proceeds raised in this Offering and which are supported by detailed, itemized invoices.

 We will advance $25,000 per month to our Dealer Manager for the first 24 months of this Offering (a total of $600,000) as advisory fees to be credited against the portion of the dealer manager fees otherwise payable by us that are retained by our Dealer Manager and not re-allowed to the participating broker-dealers. Such advances will not be refundable by our Dealer Manager to us to the extent, if any, that they exceed the actual amount of non- re-allowed dealer manager fees payable by us to the Dealer Manager

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We will not pay selling commissions or the dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering may not exceed 10% of our gross offering proceeds. If, upon the termination of the offering, the total amount of underwriting compensation paid in connection with the offering exceeds 10% of our gross offering proceeds (excluding proceeds from the sale of shares under our distribution reinvestment plan), then the Dealer Manager will pay to us an amount equal to the underwriting compensation in excess of 10%.

We have agreed to indemnify the participating broker-dealers, including the Dealer Manager and selected registered investment advisers, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Dealer Manager Agreement. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

We will not pay any selling commissions in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their participating broker-dealer to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (i) if the investor has engaged the services of a registered investment adviser or other financial adviser who will be paid compensation for investment advisory services or other financial or investment advice or (ii) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transaction. Neither our Dealer Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment adviser or a bank trust department by a potential investor as an inducement for such investment adviser or bank trust department to advise favorably for an investment in our shares.

We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our Dealer Manager and the participating broker-dealers, such as golf shirts, fruit baskets, cakes, chocolate, a bottle of wine, a gift certificate (provided it cannot be redeemed for cash) or tickets to a sporting event. In no event will such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering.

We have agreed to indemnify the participating broker-dealers, including our Dealer Manager and selected registered investment advisers, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

We will not pay selling commissions in connection with the sale of our common stock to soliciting dealers and to their respective officers and employees and some of their respective affiliates who request and are entitled to purchase common stock net of selling commissions.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such adviser to advise you to purchase our common stock. Nothing, however, will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the common stock.

Our executive officers and directors and their immediate family members, as well as officers and employees of our Adviser and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of shares of our common stock will be sold to individuals designated by management, net of all or a portion of the sales loads,

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shortly after the commencement of the offering. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons. In addition, the sales load may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The amount of net proceeds to us will not be affected by reducing or eliminating the sales load payable in connection with sales to such institutional investors and affiliates. Our Adviser and its affiliates will be expected to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution. Shares of our common stock purchased by our executive officers and directors, our Adviser and by officers, employees or other affiliates of our Adviser shall not count toward the minimum offering requirement.

To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the Dealer Manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Dealer Manager agreement.

We are offering volume discounts to investors who purchase more than $500,000 worth of our shares through the same participating broker-dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the participating broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares.

Dollar Amount of Shares	Purchase Price per Incremental Unit in Volume Discount Range(1)	Commission Rate

$1 — $450,000	$15.00	7.0%
$450,000 — $750,000	$14.85	6.0%
$750,000 — $1,200,000	$14.70	5.0%
$1,200,000 — $2,700,000	$14.55	4.0%
$2,700,000 — $6,000,000	$14.40	3.0%
$6,000,000 and up	$14.25	2.0%

(1) Assumes a $15.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $15.00, a purchase of $1,200,000 would result in a weighted average purchase price of $14.85 per share as shown below and 80,814.67 shares purchased:

      $450,000 at $15.00 per share (total: 30,000 shares) and a 7.0% commission;

      $300,000 at $14.85 per share (total: 20,202.02 shares) and a 6.0% commission; and

      $450,000 at $14.70 per share (total: 30,612.24 shares) and a 5.0% commission;

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any “purchaser,” as that term is defined below, provided all such shares are purchased through the same broker-dealer. The volume discount shall be prorated among the separate subscribers considered to be a single “purchaser.” Any request to combine more than one subscription must be made in writing submitted simultaneously with your subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by the Dealer Manager that all of such subscriptions were made by a single “purchaser.”

For the purposes of such volume discounts, the term “purchaser” includes:

      An individual, his or her spouse and their children under the age of 21 who purchase the shares for his, her or their own accounts;

      A corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

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      An employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code;

      All commingled trust funds maintained by a given bank; and

      Any person or entity, or persons or entities, acquiring shares that are clients of and are advised by a single Investment Adviser registered with the Investment Advisers Act of 1940.

If a single purchaser described in the categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above whom, within 90 days of its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously. Purchases subsequent to this 90-day period will not qualify to be combined for a volume discount as described herein.

In order to encourage purchases of shares of our common stock in excess of 400,000 shares, our Dealer Manager may, in its sole discretion, agree with a purchaser to reduce the sales load. However, in no event will the net proceeds to us be affected by such fee reductions. For the purposes of such purchases in excess of 400,000 shares, the term “purchaser” has the same meaning as defined above with respect to volume discount purchases.

California residents should be aware that volume discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this rule, volume discounts can be made available to California residents only in accordance with the following conditions:

      There can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;

      All purchasers of the shares must be informed of the availability of quantity discounts;

      The same volume discounts must be allowed to all purchasers of shares which are part of the offering;

      The minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;

      The variance in the price of the shares must result solely from a different range of commissions, and all discounts must be based on a uniform scale of commissions; and

      No discounts are allowed to any group of purchasers.

Accordingly, volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should pay for your shares by delivering a check for the full purchase price of the shares, payable to “City National Bank--Triton Pacific Investment Corporation.” You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely.

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By executing the subscription agreement, you will attest, among other things, that you:

      Have received the final prospectus;

      Agree to be bound by the terms of our charter;

      Meet the suitability requirements described in this prospectus;

      Are purchasing the shares for your own account;

      Acknowledge that there is no public market for our shares; and

      Are in compliance with the USA PATRIOT Act and are not on any governmental authority watch list.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act, our Dealer Manager or the broker-dealers participating in the offering will promptly submit a subscriber’s check on the business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act Rule 15c2-4. The proceeds from your subscription will be held in trust for your benefit, pending our acceptance of your subscription.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 497 of the Securities Act. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three days. If for any reason we reject the subscription (other than failure to obtain the minimum offering requirement ),we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

Minimum Offering Requirement

Subscription proceeds will be placed in escrow until such time as subscriptions aggregating at least $2.5 million worth of shares of our common stock have been received and accepted by us. Any shares purchased by our Advisers or their affiliates will not be counted in calculating the minimum offering requirement. Funds in escrow will be obtain interest as paid by the escrow agent or may, in the discretion of the Adviser, be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that can be readily sold, with appropriate safety of principal. Subscribers may not withdraw funds from the escrow account.

If subscriptions for at least the minimum offering requirement have not been received and accepted by September 4, 2014, which would be the initial period of the continuous offering as extended by filing post-effective amendments with the SEC, our escrow agent will promptly so notify us, this offering will be terminated and your funds and subscription agreement will be returned to you within ten days after the date of such termination. Interest will accrue on funds in the escrow account as payable by the escrow agent or as applicable to the short-term investments in which such funds are invested, if any. During any period in which subscription proceeds are held in escrow, interest earned thereon will be allocated among subscribers on the basis of the respective amounts of their subscriptions and the number of days that such amounts were on deposit. Such interest will be paid to subscribers upon the termination of the escrow period, subject to withholding for taxes pursuant to applicable Treasury Regulations. We will bear all expenses of the escrow and, as such, any interest to be paid to any subscriber will not be reduced for such expense.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will submit all supplemental sales material to the SEC for review prior to distributing such material. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

      investor sales promotion brochures;

      cover letters transmitting the prospectus;

      brochures containing a summary description of the offering;

      fact sheets describing the general nature of Triton Pacific Investment Corporation and our investment objectives;

      asset flyers describing our recent investments;

      broker promotional brochures (electronic and physical) and updates;

      online investor presentations;

      third-party article reprints;

      website material;

      electronic media presentations; and

      client seminars and seminar advertisements and invitations.

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All of the foregoing material will be prepared by our Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in the prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

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SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of common shares under this registration statement.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it may be difficult to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) incremental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

Alabama—Investors must have a net worth of at least 10 times their investment in us.

Arizona—The term of this offering shall be effective for a period of one year with the ability to renew for additional periods of one year.

California — Investors who reside in the state of Californai must have either (i) a liquid net worth of $75,000 and annual gross income of $150,000 or (ii) a liquid net worth of $350,000. Additionally, a Californai investor’s total investment shall not exceed 10% of his or her liquid net worth.

Idaho — Investors who reside in the state of Idaho must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s total investment shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets which may be convertible to cash within one year.)

Iowa—Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her net worth.

Kansas—The Office of the Kansas Securities Commissioner recommends that you should limit your aggregate investment in our shares and other similar investments to not more than 10% of your liquid net worth. Liquid net worth is that portion of your total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky—Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Michigan — In addition to the suitability standards above, the state of Michigan requires that each Michigan investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

Nebraska — We must sell a minimum of 500,000 shares before accepting any subscriptions from residents of Nebraska. In addition, Nebraska investors must meet the following suitability standards: (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000; and (ii) investor will not invest more than 10% of their net worth in the Issuer. For such investors, net worth should not include the value of one’s home, home furnishings, or automobiles.

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New Jersey — Investors who reside in the state of New Jersey must have either (i) a minimum liquid net worth of $85,000 and minimum annual gross income of $85,000, or (ii) a minimum liquid net worth of $300,000. Additionally, a New Jersey investor’s total investment in our shares shall not exceed 10% of such investor’s net worth.

North Dakota — Our shares will only be sold to residents of North Dakota representing that their investment will not exceed 10% of his or her net worth and that they meet one of the established suitability standards.

Ohio — In addition to the suitability standards above, the state of Ohio requires that each Ohio investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

Oklahoma — Purchases by Oklahoma investors should not exceed 10% of their net worth (not including home, home furnishings and automobiles).

Oregon — In addition to the suitability standards above, the state of Oregon requires that each Oregon investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

Tennessee — Investors who reside in the state of Tennessee must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $500,000 exclusive of home, home furnishings and automobile. In addition, a Tennessee residents’ total investment in our shares must not exceed 10% of their liquid net worth.

Texas — Investors who reside in the state of Texas must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000 exclusive of home, home furnishings and automobile, irrespective of gross annual income. In addition, a Texas residents’ investment in our shares must not exceed 10% of their net worth.

The minimum purchase amount is $5,000 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our stock, our investment objectives and the relative illiquidity of our stock, shares of our stock are an appropriate investment for those of you who become stockholders. We , in conjunction with our Adviser and those selling shares on our behalf will make every reasonable effort to determine that the purchase of shares of our stock is a suitable and appropriate investment for each stockholder based on information provided by the stockholder in the subscription agreement. As such, it is essential that all the information provided by the stockholder is complete and accurate in order for us, the Adviser and those selling shares on our behalf, to make such a determination. We, along with each participating broker-dealer is required to maintain for six years records of the information used to determine that an investment in shares of our stock is suitable and appropriate for a stockholder.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

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LIQUIDITY STRATEGY

Our shares have no history of public trading. We do not intend to list our shares on any securities exchange during the offering period nor for a substantial period thereafter and we do not expect any secondary market in our shares to develop in the foreseeable future. While a BDC may list its shares for trading in the public markets, we have elected not to do so for at least a substantial period. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objectives without subjecting our investors to the daily share price volatility associated with the public markets.

As a result, you should not expect to be able to resell your shares regardless of how we perform and, if you are able to sell your shares, you are likely to receive less than your purchase price. We expect to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. We currently intend to seek a listing of our shares on a national securities exchange between five and seven years following the completion of this offering. Alternatively, if we believe, however, that market conditions are then not suited for a listing, we will attempt to complete an alternative liquidity event, such as the sale of all or substantially all of our remaining assets, followed by a liquidation, merger, or other transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly-traded company. Accordingly you may be unable to sell your shares prior to at least 2018. There can be no assurance, however, that we will be able to obtain a listing or complete a liquidity event within such time frame. Should we not be able to do so within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible). However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting, we may suspend any such liquidation for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors.  Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds. As a result of these factors, an investment in our shares is not suitable for investors who require short or medium term liquidity.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. In addition, if we determine to pursue a listing of our securities on a national securities exchange, at that time we may consider either an internal or an external management structure. Should we seek to internalize our management structure, you should be aware that such internalization might involve the purchase of our Adviser or an alternative transaction structure that could create a conflict of interest between us and our management team. If we undertake such internalization, any such transaction will be negotiated and overseen by our independent directors.

Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital. You should also be aware that shares of publicly-traded closed-end investment companies frequently trade at a discount to their net asset value per share. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

To provide interim liquidity to our stockholders, we plan, but are not required, to conduct quarterly repurchase offers pursuant to our share repurchase program in accordance with the Company Act. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

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SHARE REPURCHASE PROGRAM

We do not intend to list our shares on any securities exchange during this offering and for a substantial period thereafter and we do not expect a public market for our shares to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase any of his or her shares. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our listing, liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

As soon as practicable after obtaining the minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. We anticipate conducting such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934 and the Company Act. In months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our closings for the sale of shares in this offering.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

      The effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

      The liquidity of our assets (including fees and costs associated with disposing of assets);

      Our investment plans and working capital requirements;

      The relative economies of scale with respect to our size;

      Our history in repurchasing shares or portions thereof; and

      The condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. We further anticipate that we will offer to repurchase such shares on each date of repurchase at a price equal to 90% of the current offering price on each date of repurchase.

If you wish to tender your shares to be repurchased you must either tender at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you tender for repurchase. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the Company Act.

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The board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When the board of directors determines that we will offer to repurchase shares, we will furnish tender offer materials to you describing the terms of repurchase, and containing information you should consider in deciding whether and how to participate in the repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

If any of our Adviser’s affiliates holds shares, any such affiliates may tender shares in connection with any repurchase offer we make on the same basis as any other stockholder. Except for the initial capital contribution of our Adviser, our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

We intend to seek exemptive relief from the SEC from Rule 102 of Regulation M under the Securities Exchange Act of 1934, as amended, in connection with our proposed share repurchase program. We believe that we will receive exemptive relief from the SEC which would allow us to conduct repurchases as noted above. However, to the extent we are unable to receive such relief, we would instead make repurchases under the share repurchase program at prices equal to the current net asset value per share of our common shares, which would not require exemptive relief from the SEC. If we modify any of the material terms of our proposed share repurchase program, including the price at which we would offer to make repurchases, we will reflect such revisions in a sticker supplement to the prospectus.

You have the option of placing a transfer on death, or “TOD,” designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

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CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our Administrator, will act as our transfer agent, plan administrator, distribution paying agent and registrar, although it may retain one or more third parties to assist in providing these services to us. At the time of this offering, our Administrator has contracted with Bank of New York Mellon and affiliated entities to provide additional compliance and administrative services, while we have directly engaged Bank of New York Mellon and affiliated entities to act as our custodian.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to use brokers infrequently in the normal course of our business. Subject to policies established by our board of directors, our Adviser will be primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not anticipate executing transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities.

LEGAL MATTERS

Certain legal matters regarding our shares of common stock offered by this prospectus and certain matters with respect to Maryland law have been passed upon for us by Baker Hostetler LLP.

EXPERTS

FGMK , an independent registered public accounting firm located at 2801 Lakeside Drive, Bannockburn, IL 60015 has audited our financial statements as of June 30, 2012.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

Upon completion of this offering, we will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy and to safeguarding your nonpublic information. This privacy notice explains our privacy policies.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. Included in the information we collect from you is your name, address, e-mail, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

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We do not share this information with any non-affiliated third party except as described below.

      Authorized Employees of our Adviser. It is our policy that only authorized employees of our Adviser who need to know your personal information will have access to it.

      Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

OTHER

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. As a BDC, we are prohibited from protecting any officer or director against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of each person’s office.

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 Triton Pacific investment corporation, Inc.

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR’S REPORT	F-3

FINANCIAL STATEMENTS
Balance Sheet as of June 30, 2012	F-4
Notes to the Financial Statement	F-5

F-102

TRITON PACIFIC INVESTMENT CORPORATION, INC.

Financial Statement

June 30, 2012

F-1

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDERS

Financial Statement

Triton Pacific Investment Corporation, Inc.

We have audited the accompanying balance sheet of Triton Pacific Investment Corporation, Inc. (a Maryland corporation in the developmental stage) (the "Company") as of June 30, 2012. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion n the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Triton Pacific Investment Corporation, Inc. as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ FGMK

Bannockburn, Illinois

July 31, 2012

F-1

BALANCE SHEET

ASSETS

Current Assets
Cash	$36,265
Deferred Offering Costs	435,511

471,776

Property and Equipment	2,495
Less: Accumulated Depreciation	416

2,079

$473,855

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable and accrued liabilities	$250,000
Due to related parties	123,660

Stockholders’ Equity	$$373,660
Common Stock, $0.001 par value,
75,000,000 shares authorized
7,500 shares issues and outstanding	7
Additional paid-in capital	101,243
Accumulated deficit during the development stage	(1055)

100,195

$473,855

F-1

TRITON PACIFIC INVESTMENT CORPORATION, INC.

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Triton Pacific Investment Corporation, Inc. (the “Company”), incorporated in Maryland on April 29, 2011, is a newly organized specialty finance company. Pursuant to the Articles of Incorporation, the Company is authorized to issue 75,000,000 shares of common stock with a par value of $0.001 per share. Additionally, the Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $0.001 per share. The Company intends to offer for sale a maximum of 20,000,000 shares of common stock at an initial price of $15 per share, on a "best efforts" basis pursuant to a registration statement on Form N-2 filed with the Securities and Exchange Commission under the Securities Act of 1940, as amended (the "Offering"). The Company has set a minimum offering requirement of $2,500,000 and will not sell any shares unless this minimum is satisfied from persons not affiliated with the Company.

The Company was formed to make debt and equity investments in small to mid-sized private U.S. companies either alone or together with other private equity sponsors. Upon commencement of this offering, the Company will be an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, or the 1940 Act. The Company will therefore be required to comply with certain regulatory requirements. The Company intends to elect to be treated for U.S. federal income tax purposes, and to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue code of 1986, as amended, or the Code.

Triton Pacific Adviser, LLC (the "Adviser") will serve as the Investment Adviser and TFA Associates, LLC will serve as the Administrator. Each of these entities are affiliated with Triton Pacific Group, Inc., a private equity investment management firm, and its subsidiary Triton Pacific Capital Partners, LLC, a private equity investment fund management company, each focused on debt and equity investments for small to mid-sized private companies.

The Adviser was formed in Delaware as a private investment management firm and is registered as an investment adviser under the Investment Advisers Act of 1940, of the Advisers Act. The Adviser will oversee the management of its activities and will be responsible for making the investment decisions for the portfolio.

The Company sold 7,500 shares to the Adviser on May 3, 2012, at $13.50 per share, which represents the initial public offering price of $15.00 per share minus selling commissions and dealer manager fees aggregating $1.50.

Development Stage Company. The Company complies with the reporting requirements of development stage enterprises. The Company has incurred organizational, accounting and offering costs in connection with the Offering. The offering and other organization costs, which are primarily being advanced by the Adviser, are not expected to be paid before the commencement of the Offering and will be paid or reimbursed by the Company from proceeds of the Offering. It is the Company’s plan to complete the Offering; however, there can be no assurance that the Company’s plans to raise capital will be successful.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Deferred Offering Costs. The Company has incurred certain expenses in connection with registering to sell shares of its common stock in connection with the Offering. These costs principally relate to professional and filing fees. Simultaneously with selling common shares, the deferred offering costs will be charged to stockholders’ equity upon commencement of the Offering or to expense if the Offering is not completed.

(Continued)

F-1

TRITON PACIFIC INVESTMENT CORPORATION, INC.

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Depreciation. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairment charges for the period ended June 30, 2012.

Income Taxes. The Company intends to elect to be treated for federal income tax purposes, and intends to qualify thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Code. Generally, a RIC is exempt from federal income taxes if it distributes at least 90% of “Investment Company Taxable Income,” as defined in the Code, each year. Dividends paid up to one year after the current tax year can be carried back to the prior tax year for determining the dividends paid in such tax year. The Company intends to distribute sufficient dividends to maintain its RIC status each year. The Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of realized net short-term capital gains in excess of realized net long-term capital losses, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes. The Company will generally endeavor each year to avoid any federal excise taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of June 30, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

NOTE 2 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Triton Pacific Adviser, LLC and TFA Associates, LLC and their affiliates will receive compensation and reimbursement for services relating to this Offering and the investment and management of its assets. All of the Company's outstanding common stock is owned by the Adviser as of June 30, 2012.

The Company will compensate the Adviser for investment services per an Investment Adviser Agreement (“Agreement”) calculated as the sum of (1) base management fee, calculated quarterly at 0.5% of the Company’s average gross assets payable quarterly in arrears, and (2) an incentive fee upon capital gains determined and payable in arrears as of end of each quarter upon liquidation of the Company or upon termination of Agreement at 20% of Company’s realized capital gains, as defined. The Agreement expires June 2013 and may continue automatically for successive annual periods, as approved by the Company. As of June 30, 2012, the Adviser has advanced the Company $34,830 for registration and organization expenditures. This amount is expected to be repaid from the proceeds of the Offering.

The Company will compensate TFA Associates, LLC for administration services per an Administration Agreement for costs and expenses incurred with the administration and operation of the Company. Such agreement expires June 2013 and may continue automatically for successive annual periods, as approved by the Company.

As of June 30, 2012, Triton Pacific Capital Partners, LLC has advanced the Company $88,830 for registration and organization expenditures. This amount is expected to be repaid from the proceeds of the Offering.

F-1

TRITON PACIFIC INVESTMENT CORPORATION, INC.

NOTES TO THE FINANCIAL STATEMENT

NOTE 3 – LIABILITIES

Liabilities are all for deferred offering costs and are broken down as follows:

Accounts payable and accrued liabilities
Legal	$250,000

Due to Affiliates
Legal	$60,000
Licenses, Fees & Registration Expenses	$63,660
123660

Total	$373,660

NOTE 4 – PER SHARE INFORMATION

Net changes in net assets resulting from operations per common share, or basic earnings per share, are calculated using number of shares outstanding as of this initial balance sheet date of June 30, 2012.

The current Net Asset Value (NAV), or book value per share based on 7,500 shares outstanding is: $13.36 / share.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated all known subsequent events from June 30, 2012 through July 31, 2012, the date the accompanying financial statement was available to be issued, and is not aware of any material subsequent events occurring during this period.

F-1

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

Triton Pacific Investment Corporation, Inc.

Financing the Middle Market™

Subscription Agreement

Please return subscription and checks to:

Investor Relations

Triton Pacific Investment Corporation, Inc.

10877 Wilshire Blvd., 12th Floor

Los Angeles CA 90024

Checks should be made payable to:

City National Bank--Triton Pacific Investment Corporation, Inc.

Wires to: City National Bank 400 N. Roxbury Drive, 4th Floor Beverly Hills, CA 90210, USA ABA: 122016066 Beneficiary: City National Bank--Triton Pacific Investment Corporation, Inc. Account #:ESC12732

The undersigned investor(s) (the “Investor(s)”) hereby tenders this subscription and applies for the purchase of the dollar amount of shares of common stock (the “Shares”) of Triton Pacific Investment Corporation, Inc. a Maryland corporation (the “Company”) set forth below:

1. Investment Information (Choose Only One)

Amount of Investment	$

[_] Initial Investment (Minimum $5,000)	[_] Additional Investment (Minimum $500)
[_] Shares are being purchased net of commissions *

*Eligible employees of the Company, affiliated registered representatives, or pursuant to a wrap fee arrangement.

Type of Ownership (select only one)

[_] Individual Account [_] Uniform Gift/Transfer to Minors (UGMA/UTMA) State ________ [_] Other (include authorizing documentation) ________________________ (Specify)	[_] Retirement Plans [_] Qualified Pension or Profit Sharing Plan (include plan documents) [_] Corporation, Partnership, Trust, Association, Company or other entity (include authorizing documents)	[_] Joint Registration JTWROS presumed if no box is checked Type: [_] Joint Tenant with Right of Survivorship [_] Tenants in Common [_] Tenants by Entirety [_] Community Property
Custodial Ownership [_] IRA [_] Rollover IRA [_] Roth IRA [_] SEP IRA	[_] Keogh [_] 401 K Plan [_] Others (specify) [_] SEP IRA

Custodians must fill out additional custodian information in section 4a.

Owner and custodian signature required

Name of Custodial Firm:

__________________________

Custodian Tax Identification Number: _____________________________________

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2. Investor(s) Information (Beneficial owner in whose name shares are to be registered.)

Name of Primary Investor	SS/Tax ID #	Citizenship (if non-US)

Name of Secondary Investor / Minor (UGMA/UTMA)	SS/Tax ID #	Citizenship (if non-US)

Name of Custodian (if Pension, IRA (Simple, SEP or Roth), Profit Sharing, Keogh, 401(k)) or Authorized Signatory if Company/Trust (Officer, GP, Trustee, etc.)		Title

3. Investor Contact Information

Primary Address	Suite

City, State, Zip Code +4	Primary Telephone

Primary Contact / Authorized Signatory	Alternative Telephone

e-mail	Fax

Mailing Address (if different)/Secondary Investor Contact [_]Check for duplicate copies to be sent

Primary Address	Suite

City, State, Zip Code +4	Primary Telephone

Primary Contact / Authorized Signatory	Alternative Telephone

e-mail	Fax

4. Distribution Information

Please send distributions by:

[_]I choose to participate in the Triton Pacific Investment Corporation’s Dividend Reinvestment Plan and agree to abide by its terms.
[_] ACH (Direct Deposit—Please attach a pre-printed voided check.)

Financial Firm:		[_] Send checks to alternative address (Please provide alternative address below)
Account Name:
ABA Routing:	__ __ __ __ __ __ __ __ __ __ __ __
Account Number:	__ __ __ __ __ __ __ __ __ __ __ __

2

4a. Custodian Information: Complete this section if this is an IRA or other custodial account. Changes to custodial distriutio information can only be made by the custodian firm.

Name of Firm (Bank, Brokerage, Custodian)	c/o (Representative/Contact)

Account Name	Account Number

Address	Telephone

City, State, Zip Code +4	Alternative Telephone

Fax	e-mail

5. Electronic Delivery of Documents

[_] In lieu of receiving documents by mail, I authorize Triton Pacific Investment Corporation, Inc. to make available on its website at www.tritonpacificinvestments.com its quarterly reports, annual reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any investment or marketing updates, and to notify me via email when such reports or updates are available. (Any investor who elects this option must provide an email address.)

3

6. Signatures

Please carefully read and separately initial each of the representations below. In case of joint investors, each must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf.

In order to induce the company to accept this subscription, I (we) hereby represent and warrant that:

	Beneficial Owner	Joint Owner
(a) At least five days prior to signing this prospectus I (we) have received a Prospectus for the Company relating to the Shares, where in the terms and conditions of the offering are described and agree to be bound by the terms and conditions therein and the terms and conditions further described in this Subscription Agreement.	Initials	Initials
(b) I (we) understand and agree that this Subscription Agreement may be rejected in whole or in part by the Company in its sole and absolute discretion;	Initials	Initials
(c) I (we) certify that I (we) have (i) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (ii) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income; or (iii) I am (we are) a resident of Alabama, Arizona, California, Idaho, Iowa, Kansas, Kentucky, Michigan, Nebraska, New Jersey, North Dakota, Ohio, Oklahoma, Oregon or Tennessee and I meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards”.	Initials	Initials
(d) I am (we are) purchasing Shares for my (our) own account.	Initials	Initials
(e) I (we) acknowledge that the Shares are not liquid there is no public markets for the Shares, and I (we) may not be able to sell the Shares	Initials	Initials
(f) If I am (we are) a resident of Alabama, I (we) certify that I (we) have a liquid net worth of at least 10 times my (our) investment in the Company.	Initials	Initials
(g) If I am (we are) a resident of California, I (we) certify that I (we) have either: (i) a liquid net worth of $75,000 and annual gross income of $150,000 or (ii) a liquid net worth of at least $350,000. Additionally, my (our) total investment in the company does not exceed 10% of my (our) net worth.	Initials	Initials
(h) If I am (we are) a resident of Idaho, I (we) certify that I (we) have either: (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of at least $300,000. Additionally, my (our) total investment in the company does not exceed 10% of my (our) liquid net worth (as defined as cash plus cash equivalents).	Initials	Initials
(i) If I am (we are) a resident of Iowa, I (we) certify that my (our) investment in the Company does not exceed 10% of my (our) net worth.	Initials	Initials
(j) If I am (we are) a resident of Kansas, I (we) hereby acknowledge that the office fo the Kansas Commissioner recommends that I (we) limit my (our) aggregate investment in the company and other similar investments to not more than 10% of my (our) liquid net worth.	Initials	Initials
(k) If I am (we are) a resident of Kentucky, I (we) certify that I (we) have either: (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of at least $300,000. Additionally, my (our) total investment in the company does not exceed 10% of my (our) liquid net worth (as defined as cash plus cash equivalents).	Initials	Initials
(l) If I am (we are) a resident of Michigan, I (we) certify that I (we)certify that I (we) will limit our investment in the Company to a maximum of 10% of my (our) liquid net worth.	Initials	Initials
(m) If I am (we are) a resident of Nebraska,, I (we) certify that I (we) have either: (i) a liquid net worth of $100,000 and annual gross income of $350,000 or (ii) a liquid net worth of at least $500,000. Additionally, I (we) will not invest more than 10% of my (our) net worth in the Company, excluding the value of my (our) hoe, home furnishings or automobiles.

(continued on following page)

4

	Beneficial Owner	Joint Owner
(n) If I am (we are) a resident of New Jersey, I (we) must have either: (i) a minimum liquid net worth of $85,000 and minimum aannual gross income of $85,000 or (ii) a minimum liquid net worth of $300,000. Additionally, my (our) total investment in the company shall not exceed 10% of my (our) net worth.	Initials	Initials
(o) If I am (we are) a resident of North Dakota, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth.	Initials	Initials
(p) If I am (we are) a resident of Ohio, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth.	Initials	Initials
(q) If I am (we are) a resident of Oklahoma, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth (not including home, home furnishings and automobiles).	Initials	Initials
(r) If I am (we are) a resident of Oregon, I (we) certify that I (we) have either: (i) a minimum annual gross income of $10,000 my (our) investment in the Company will not exceed 10% of my (our) net worth.	Initials	Initials
(s) If I am (we are) a resident of Tennessee, I (we) certify that I (we) have either: (i) a minimum annual gross income of $10,000 and a minimum net worth of $100,000 or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile. Additionally, my (our) investment in the Company will not exceed 10% of my (our) liquid net worth.	Initials	Initials
(t) If I am (we are) a resident of Texas, I (we) certify that I (we) have either: (i) a minimum annual gross income of $10,000 and a minimum net worth of $100,000 or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. Additionally, my (our) investment in the Company will not exceed 10% of my (our) liquid net worth.	Initials	Initials

(continued on following page)

5

7. Signatures (cont’d)

Substitute IRS W-9 Certification

Under penalty of perjury, Investor(s) certifies that:

1.    Investor(s) has (have) provided the correct taxpayer identification number (or Investor is waiting for a number to be issued to Investor), and

2.    Investor(s) is (are) not subject to backup withholding because: (a) Investor(s) is (are) exempt from backup withholding, or (b) Investor(s) has (have) not been notified by the Internal Revenue Service (IRS) that Investor(s) is (are) subject to backup withholdings as a result of a failure to report all interest or dividends, or (c) the IRS has notified Investor(s) that Investor(s) is (are) no longer subject to backup withholding, and

3.    Investor(s) is (are) a U.S. person(s) (including a U.S. resident alien).

Note: Investor(s) must cross out item (2) above if Investor(s) has (have) been notified by the IRS that they are currently subject to backup withholding because they have failed to report all interest and dividends on their tax return.

By signing below, you hereby acknowledge and agree that you have read, understood and agree with all the terms of the Prospectus and as detailed in this Subscription Agreement. You further acknowledge and agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion and that you have not purchased Shares in the Company until the Company has accepted your subscription. You will receive a confirmation of your purchase, subject to acceptance by the Company, within 30 days from the date your subscription is received, and that the sale of Shares pursuant to this subscription agreement will not be effective until at least five business days after the date you have received a final Prospectus. Residents of the States of Maine, Massachusetts, Minnesota, Missouri, Nebraska and Ohio who first received the Prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five business days of the date of subscription.

You hereby acknowledge that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the Prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with entities that assist in providing account maintenance or customer service to the Company and with your then current financial advisor. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

The undersigned acknowledge that City National Bank is acting solely as Escrow Holder in connection with the offering of the Units and makes no recommendation with respect thereto. City National Bank has made no investigation regarding the offering, the partnership, general partner or any other person or entity involved in the offering.

[Signatures on following pages]

6

The Company does not intend to list its shares on any securities exchange during the offering period nor for a substantial period thereafter and does not expect any secondary market in its shares to develop for the foreseeable future. As a result, subscriber should not expect to be able to resell their shares regardless of how the Company performs and, if subscriber were able to sell their shares, subscriber is likely to receive less than their purchase price. Further, subsequent to a listing of the Company’s stock, its stock may trade below the Company’s net asset value per share as is common with closed-end funds. The Company expects to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by the Company. The Company currently intends to seek a listing of its shares on a national securities exchange between five and seven years following the completion of this offering, or, if the Company believes that market conditions are then not suited for a listing, the Company will attempt to complete an alternative liquidity event. Accordingly subscriber may be unable to sell their shares and receive the proceeds at least until 2018. There can be no assurance, however, that the Company will be able to obtain a listing or complete a liquidity event within such time frame. Should the Company not be able to do so within seven years following the completion of this offering, subject to the authority of the Company’s independent directors or the rights of the stockholders to postpone liquidation, the Company will cease to make investments in new portfolio companies and will begin the orderly liquidation of its assets. As a result of these factors, an investment in the shares is not suitable for investors who require short or medium term liquidity. See “Share Repurchase Program” and “Liquidity Strategy” in the Prospectus.

IN WITNESS WHEREOF, the undersigned does hereby execute this Subscription Agreement.

The Internal Revenue Service does not require consent to any provision of this document other than the certifications required to avoid backup withholding.

Print Name Primary Owner (authorized signatory)	Signature	Title (if applicable)	Date

Print Name Secondary Owner (authorized signatory)	Signature (if applicable)	Title (if applicable)	Date

7

8. Financial Representative Certification

If a financial representative has assisted in advising the Investor(s) in evaluating the investment, the representative is required to certify the following.

Name of Financial Representative	Name of Company (the “Firm”)

Primary Address of Sales Representative	Suite

City, State, Zip Code +4	Primary Telephone

e-mail	Fax

Associated Broker Dealer (if applicable)	Broker Dealer Home Office Contact

Form of Fee:	[_] Commission	[_] Wrap Fee

Certification

I do hereby certify that I am acting as a representative of the Firm in advising Investor(s) with regard to their investment in the Company, and that to the best of my knowledge a copy of this Certification has been reviewed by my supervisor at the Firm and by the Firm’s Compliance Department. I further certify that to the best of my knowledge, the firm:

1.       has discussed with the Investor(s) such Investor(s)’ prospective purchase of Shares;

2.       has delivered to the Investor(s) a current Prospectus and related supplements, if any;

3.       has advised such Investor(s) of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares;

4.       has reasonable grounds to believe that the Investor(s) is (are) purchasing these Shares for his or her own account;

5.       has reasonable grounds to believe that the purchase of Shares is a suitable investment for such Investor(s), that such Investor(s) meets the suitability standards required by applicable law or as forth in the Prospectus and related supplements, if any, that such Investor(s) is (are) in a financial position to enable such Investor(s) to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such Investor(s) has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing Triton Pacific Investment Corporation, Inc. and the tax consequences of purchasing and owning Shares;

6.       that the firm will obtain and retain records relating to such Investor(s)’ suitability for a period of six years;

7.       that the Firm has acted in accordance with all necessary rules and regulations including without limitation the “USA Patriot Act” and any required Customer Identification Program (“CIP”) and Anti-Money Laundering (“AML”) rules and has, in accordance with all applicable laws, obtained, verified, and recorded the appropriate information and official documentation to verify any information provided by the Investor(s) that accurately identifies the Investor(s), including (but not limited to): name, date of birth, tax id number, permanent address, telephone number(s); and in the case of a non-natural persons, certificate of incorporation, partnership agreement, operating agreement, articles of association, necessary resolutions, signatory authorizations, etc.; and

8.       Investor Privacy Protection: All necessary steps have been taken as required by applicable law, including, but not limited to, the Gramm-Leach-Bliley Act, to protect the privacy of the Investor(s) and the financial representative has provided the Investor(S) with its privacy notice as required by law.

In Witness Whereof, I have executed this Certification:

Signature of Representative	Date

Principal signature (if required by Broker/Dealer or Financial firm)	Date

8

APPENDIX A TO SUBSCRIPTION AGREEMENT

NOTICE TO STOCKHOLDER OF ISSUANCE OF UNCERTIFICATED SHARES OF COMMON STOCK

Containing the Information Required by Section 2-211 of the Maryland General Corporation Law

To: Stockholder

From: Triton Pacific Investment Corporation, Inc.

Shares of Common Stock, $0.001 par value per share

Triton Pacific Investment Corporation, Inc., a Maryland corporation (the “Corporation”), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the “Shares”) that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The Shares do not have physical certificates. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you of certain information relating to the Shares. All capitalized terms not defined herein have the meanings set forth in the Corporation’s Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

The Corporation has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Corporation will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the shares of each class of stock which the Corporation has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Corporation at its principal office.

9

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 20,000,000 Shares

Common Stock

Triton Pacific Investment Corporation, Inc.

Financing the Middle Market™

PROSPECTUS

October 26, 2012

Triton Pacific Securities, LLC

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Triton Pacific Investment Corporation, Inc. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

  Report of Independent Registered Public Accounting Firm
  Balance Sheet as of June 30, 2012
  Notes to the Financial Statement

(2) Exhibits

(a) Form of Articles of Incorporation**

(b) Amended Bylaws of the Registrant**

(c) Not applicable

(d) Form of Subscription Agreement**

(e) Distribution Reinvestment Plan**

(f) Not applicable

(g) Investment Adviser Agreement by and between Registrant and Adviser**

(h) Form of Dealer Manager Agreement**

(i) Not applicable

(j) Not applicable

(k)(1) Form of Administration Agreement**

(k)(2) Not Applicable

(l) Opinion of Baker Hostetler LLP**

(m) Not applicable

(n)(1) Consent of Baker Hostetler LLP (incorporated by reference to Exhibit l hereto)**

(n)(2) Consent of Independent Registered Public Accounting Firm**

(o) Not applicable

(p) Form of Subscription Agreement by and between Registrant and Adviser**

(q) Not applicable

(r) Code of Ethics**

* Filed herewith.

** Filed as part of initial registration statement or subsequent amended registration statement.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee $34,830

FINRA filing fee $30,500

Accounting fees and expenses $ 50,000

Legal fees and expenses $ 525,000

Printing and engraving $ 375,000

Miscellaneous fees and expenses $ 4,950,000

Total $ 5,965,330

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

C-1

Item 28. Persons Controlled by or Under Common Control

See “Management”, “Additional Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock as of October 26, 2012.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	1

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter and bylaws requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to the fullest extent permitted by law to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its officers, managers, agents, employees, controlling persons and members, and any other person or entity affiliated with it. However, in accordance with the Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Further, we will not provide indemnification to a person for any loss or liability that would violate any other federal or state securities laws.

C-2

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Adviser Agreement.”

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder will be maintained at the offices of:

(1) the Registrant, 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024;

(2) the Transfer Agent, 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024;

(3) the Custodian, One Wall Street, New York, New York 10286;

(4) the Investment Adviser, 10877 Wilshire Blvd., 12th Floor, Los Angeles, CA 90024;

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) To suspend the offering of shares until the prospectus is amended if:

(i) subsequent to the effective date of this registration statement, our net asset value per share increases by more than ten percent from our net asset value as of the effective date of this registration statement.

(2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

C-3

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

C-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, and State of California, on October 26, 2012.

TRITON PACIFIC INVESTMENT CORPORATION, INC.

By /s/CraigJ. Faggen

Name: Craig J. Faggen

Title: Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ Craig Faggen	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	October 26, 2012
/s/ Michael Carroll	Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)	October 26, 2012